                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of:  April, 2004

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                       7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                    H4S 2A1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                Yes [ ]   No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                Yes [ ]   No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      NEUROCHEM INC.
     April 21, 2004

                                     By:            /s/ David Skinner
                                         ---------------------------------------
                                                     David Skinner
                                                Director, Legal Affairs,
                                         General Counsel and Corporate Secretary

                                [NEUROCHEM LOGO]


                            MANAGEMENT PROXY CIRCULAR

         This proxy circular is furnished in connection with the solicitation by the management of Neurochem Inc. (the "Corporation") of proxies to be voted at the annual meeting of shareholders of the Corporation (the "Meeting"), to be held at the Montreal Museum of Fine Arts, Michal and Renata Hornstein Pavilion, Maxwell Cummings Auditorium, 1379 Sherbrooke Street West, Montreal, Quebec,
H3G 2T9, on May 19, 2004, at 10:00 AM, Montreal time, for the purposes set forth in the accompanying notice of the Meeting, and at any adjournment thereof. Except as otherwise stated, the information contained herein is given as at March 31, 2004, and all dollar amounts and references to $ are to Canadian dollars and US$ refers to United States dollars.

SOLICITATION OF PROXIES

         THE ENCLOSED PROXY IS BEING SOLICITED BY THE MANAGEMENT OF THE CORPORATION and the expenses of solicitation of proxies will be borne by the Corporation. The solicitation will be made primarily by mail; however, officers and regular employees of the Corporation may also solicit proxies by telephone, telecopier or in person.

APPOINTMENT AND REVOCATION OF PROXIES

         THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS OR OFFICERS OF THE CORPORATION. EACH SHAREHOLDER IS ENTITLED TO APPOINT ANY OTHER PERSON TO REPRESENT HIM AT THE MEETING, AND AT ANY ADJOURNMENT THEREOF.

         A shareholder desiring to appoint another person (who need not be a shareholder) to represent him at the Meeting, and at any adjournment thereof, may do so either by striking out the names of the management nominees set forth in the form of proxy and by inserting such person's name therein or by completing another proper form of proxy and, in either case, sending the completed proxy in the enclosed reply envelope for delivery before the Meeting, or any adjournment thereof, or by depositing such proxy with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof.

         A shareholder giving a proxy pursuant to this solicitation may revoke any such proxy by instrument in writing executed by the shareholder or by his attorney duly authorized in writing, or if the shareholder is a corporation, executed under its corporate seal or by an officer or attorney duly authorized in writing, and deposited with the Corporation, c/o Computershare Trust Company of Canada, Attention: Proxy Department, 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof, before any vote is cast under the proxy's authority.

VOTING OF PROXIES

         The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them.

         IN THE ABSENCE OF SUCH DIRECTIONS, SUCH SHARES WILL BE VOTED:

A. FOR THE ELECTION AS DIRECTORS OF THOSE PERSONS HEREINAFTER NAMED AS MANAGEMENT'S NOMINEES; AND

B. FOR THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION AND THE AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THE AUDITORS' REMUNERATION.

         All matters to be voted upon at the Meeting will be decided by a majority of the votes cast by the shareholders entitled to vote thereon.

         The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying notice of the Meeting or with respect to such other matters as may properly come before the Meeting, or any adjournment thereof. At the date hereof, the management of the Corporation knows of no such amendments, variations or other matters to be presented for action at the Meeting, or any adjournment thereof. However, if any other matters which are not now known to management should properly come before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         As at March 31, 2004, 29,934,864 common shares of the capital of the Corporation ("Common Shares") were issued and outstanding, each such share entitling the holder thereof to one vote.

         Holders of Common Shares listed as shareholders at the close of business on April 19, 2004, will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy, in respect of all matters which may properly come before the Meeting, or any adjournment thereof.

         To the knowledge of the directors and officers of the Corporation, as at March 31, 2004, no person beneficially owned, directly or indirectly, or exercised control or direction over, shares of the Corporation carrying more than 10% of the voting rights attached to all outstanding voting shares of the Corporation, except as follows:

              NAME                 NUMBER OF COMMON SHARES   PERCENTAGE OF CLASS
              ----                 -----------------------   -------------------
P.P. Luxco Holdings II S.A.R.L.(1)         6,718,368                22.4%



NOTE:

(1) P.P. Luxco Holdings II S.A.R.L. is a wholly-owned subsidiary of Picchio Pharma Inc. ("Picchio Pharma"). The holdings and purchases of Common Shares by Picchio Pharma through P.P. Luxco Holdings II S.A.R.L. are referred to in and for the purposes of this management proxy circular as being holdings and purchases of Picchio Pharma.


RECENT DEVELOPMENTS

         On September 23, 2003, the Corporation completed the initial public offering of its Common Shares in the United States and a new issue of Common Shares in Canada. In connection with this offering, the Common Shares were approved for quotation on the Nasdaq National Market ("NASDAQ") and trading commenced on September 18, 2003, under the "NRMX" symbol. The Corporation offered 5.75 million Common Shares at a price of US$10.87 per share. The aggregate net proceeds from the offering were approximately US$59 million, net of underwriting fees and commissions. The Corporation intends to use these proceeds to fund clinical trials of its lead product candidates, as well as to further complete pre-clinical and research and development programs. The Corporation also intends to use the proceeds for capital expenditures and the balance for working capital and general corporate purposes.

ELECTION OF DIRECTORS

         Ten directors are to be elected at the Meeting. The Board recommends that shareholders vote for the election of the nominees whose names are set forth below. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE ELECTION OF THE NOMINEES WHOSE NAMES ARE SET FORTH BELOW UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM.

         Management does not contemplate that any of the nominees will be unable to serve as a director, but, if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion, unless instructions have been received from a particular shareholder to withhold its shares from voting with respect to the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation. Except as indicated, all of the persons named in the table below are now members of the Board of Directors of the Corporation (the "Board") and have been since the years indicated.

         The following table states the names of all the persons proposed by management to be nominated for election as directors, their principal occupation, their position in the Corporation (if any), the year in which they first became directors of the Corporation and the number of Common Shares beneficially owned, directly or indirectly, by each of them or over which they exercise control or direction.

                                                                                                                NUMBER OF
                                                                                                              COMMON SHARES
                                                                                                               BENEFICIALLY
                                                                                                  YEAR FIRST      OWNED,
     NAME AND MUNICIPALITY                                                                         BECAME A     CONTROLLED
         OF RESIDENCE                    PRINCIPAL OCCUPATION                      OFFICE          DIRECTOR   OR DIRECTED(1)
     ---------------------               --------------------                      ------          --------   --------------

Dr. Francesco Bellini, O.C.(2)..     Chairman and Chief Executive        Chairman of the Board,       2002            --(3)
Montreal, Quebec                      Officer of the Corporation         Chief Executive Officer
                                                                               and Director

Dr. Colin Bier(4),(5)...........              Consultant                     Director                 1996           900
Montreal, Quebec

Jean-Guy Desjardins.............  President and Chief Executive Officer,     Director                  --        387,550
Montreal, Quebec                  Centria Inc. (a holding company)(6)

Peter Kruyt(2),(5),(7)..........   Vice President, Power Corporation         Director                 2002        25,200
Montreal, Quebec                  of Canada (a diversified management
                                        and holding company)

Francois Legault................  President and Chief Operating Officer,     Director                  --         10,000
Montreal, Quebec                          ViroChem Pharma Inc.
                                    (a biopharmaceutical company)(8)

Dr. Frederick H. Lowy(7)........       Rector and Vice-Chancellor of         Director                 2003           Nil
Montreal, Quebec                    Concordia University (a university)

John Molloy(4)..................  President and Chief Executive Officer,     Director                 1994        20,000
Kingston, Ontario                   Parteq Research and Development
                                    Innovations, Queen's University
                                   (a university technology transfer
                                              organization)

Ronald M. Nordmann(2),(5),(7),(9)    Co-President, Global Health             Director                 2002           Nil
Little Falls, New Jersey            Associates, LLC (a consulting
                                    company to the healthcare and
                                    financial services industries)

Graeme K. Rutledge(4)...........              Consultant                     Director                 2003           Nil
Perth, Ontario

Dr. Emil Skamene(7).............  Scientific Director, Research Institute    Director                 2002           Nil
Montreal, Quebec                     of the McGill University Health
                                    Centre (an academic health centre)


NOTES:

(1) The information as to the Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective candidates individually.

(2) Pursuant to a subscription agreement dated July 25, 2002, by and between Picchio Pharma, P.P. Luxco Holdings II S.A.R.L. and the Corporation, the Corporation covenanted to cause a total of three nominees of Picchio Pharma to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following the date thereof. Picchio Pharma's right shall terminate on the date it ceases to beneficially hold at least 15% of the issued and outstanding Common Shares (including Common Shares issuable upon exercise of the warrants issued to it concurrently).
         Dr. Bellini and Messrs. Kruyt and Nordmann are the current nominees of Picchio Pharma.

(3) Dr. Bellini holds directly, 166,666 Common Shares. Dr. Bellini is a beneficiary of the FMRC Family Trust which holds indirectly, through its 50% ownership of Picchio Pharma, 6,718,368 Common Shares and warrants to subscribe for four million Common Shares.

(4)      Member of the Audit Committee.

(5)      Member of the Compensation Committee.

(6) Mr. Desjardins is also the President and Chief Executive Officer of Fiera Corporation Inc., a holding company. Prior to October 2001,
         Mr. Desjardins was President and Chief Executive Officer of TAL Global Asset Management Inc., a holding and management company.

(7)      Member of the Nominating and Corporate Governance Committee.

(8) Since April 2002, Mr. Legault is also Chairman of the Board of Ecopia Biosciences Inc. and since December 2001, Mr. Legault is also been Chairman of the Board of Avance Pharma Inc., both of which are biopharmaceutical companies. Prior to May 2001, Mr. Legault was Executive Vice-President Corporate Development of Biochem Pharma Inc. (now ViroChem Pharma Inc.), also a biopharmaceutical company.

(9)      Mr. Nordmann is the Lead Director of the Corporation.

COMPENSATION OF DIRECTORS AND EXECUTIVES

         COMPENSATION OF DIRECTORS

         Directors are remunerated for services in that capacity with cash compensation and options to acquire Common Shares. Members of the Board are paid an annual fee of $12,000, an attendance fee of $1,000 per meeting and an annual grant of 5,000 options to acquire Common Shares. Additionally, directors who serve on committees of the Board are entitled to an annual fee of $2,000 ($3,000 for the chairman of the committee), an attendance fee of $750 per committee meeting and an annual grant of 1,000 options to acquire Common Shares. Upon joining the Board, a director is entitled to a one-time option grant of 25,000 options to acquire Common Shares.

         COMPENSATION OF EXECUTIVES

         Summary Compensation Table

         The following table provides a summary of compensation earned during the fiscal years ended December 31, 2003, June 30, 2003 and June 30, 2002 by the current Chief Executive Officer and each of the four other most highly compensated current senior executives of the Corporation and its affiliates (collectively, the "Named Executive Officers").


                                                                                            LONG-TERM
                                                                                          COMPENSATION
                                                        ANNUAL COMPENSATION                  AWARDS
                                             ----------------------------------------     ------------
                                                                                           SECURITIES
                                                                             OTHER            UNDER
                                                                            ANNUAL           OPTIONS
NAME AND PRINCIPAL                             SALARY        BONUS       COMPENSATION        GRANTED         ALL OTHER
POSITION                        FISCAL YEAR      ($)          ($)             ($)              (#)          COMPENSATION
-----------------------------   -----------    ------        -----       ------------      ----------       ------------
Dr. Francesco Bellini,O.C....      2003*        --(1)         --(1)          --(1)            --(1)             Nil
Chairman, Chief Executive          2003         --(1)         --(1)          --(1)           200,000            Nil
Officer and Director

Dr. Philippe Calais..........      2003*       117,000       15,775          6,000             Nil              Nil
President                          2003        112,500(2)      Nil           6,000           200,000            Nil

Claude Michaud...............      2003*       104,000       25,500           Nil              Nil              Nil
Senior Vice-President,             2003        150,000(3)      Nil            Nil            250,000            Nil
Finance and Chief Financial
Officer

Dr. Denis Garceau............      2003*       130,000       50,000          4,800             Nil              Nil
Vice-President,                    2003        250,000       38,500          9,600             Nil              Nil
Drug Development                   2002        192,500       38,500          9,600            84,500            Nil

Dr. Francine Gervais.........      2003*       117,000       36,900           Nil              Nil              Nil
Vice-President, Research and       2003        225,000       36,900           Nil              Nil              Nil
Development                        2002        184,800       37,000           Nil             84,500            Nil

NOTES:

* For 6 months ended December 31, 2003. Effective as of December 31, 2003, the fiscal year of the Corporation changed from June 30 to December 31.

(1) Dr. Bellini was appointed Chief Executive Officer of the Corporation on December 11, 2002. Dr. Bellini is compensated for acting as Chief Executive Officer of the Corporation through a management services agreement dated March 1, 2003, amended as of October 30, 2003, by and between Picchio International Inc. ("Picchio International") and the Corporation (see "Interest of Insiders in Material Transactions").

(2)      Dr. Calais' employment with the Corporation began on January 6, 2003.

(3)      Mr. Michaud's employment with the Corporation began on October 1, 2002.

         Option Grants during Fiscal Year ended December 31, 2003

         No stock options were granted to the Named Executive Officers during the fiscal year ended December 31, 2003.

         Aggregated Option Exercises During Most Recently Completed Fiscal Year and Fiscal Year-End Option Values

         The following table indicates, for each of the Named Executive Officers, the details as to the stock options exercised during the fiscal year ended December 31, 2003, the total number of unexercised share purchase options held at December 31, 2003 and the value of such unexercised options at that date.

                                                                                                           VALUE OF
                                         COMMON                               OPTIONS                    IN-THE-MONEY
                                         SHARES        AGGREGATE            HELD AS AT               OPTIONS HELD AS AT
                                      ACQUIRED ON        VALUE           DECEMBER 31, 2003            DECEMBER 31, 2003
                                       EXERCISE         REALIZED      EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
NAME                                      (#)              ($)                  (#)                         ($)(1)
----                                  -----------      ---------      -------------------------    -------------------------

Dr. Francesco Bellini, O.C. ......          Nil            Nil              36,667/163,333               824,641/3,673,359
Dr. Philippe Calais...............          Nil            Nil              36,667/163,333               824,641/3,673,359
Claude Michaud....................        15,000         120,000            63,125/171,875             1,597,063/4,348,438
Dr. Denis Garceau.................          Nil            Nil              233,250/43,750             6,644,083/1,207,563
Dr. Francine Gervais..............        20,000         228,800            225,750/43,750             6,417,283/1,207,563


NOTES:

(1) The value of unexercised in-the-money options at financial year-end is the difference between the exercise price and the closing sale price of the Common Shares on the Toronto Stock Exchange (the "TSX") on
         December 31, 2003. This gain has not been, and may never be, realized. The options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise. The closing sale price of the Common Shares on the TSX, on December 31, 2003 was $30.60.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

         No officers, directors, employees or former officers, directors and employees of the Corporation were indebted to the Corporation as at March 31, 2004.

DIRECTORS' AND OFFICERS' INSURANCE

         The Corporation provides insurance for the benefit of its directors and officers against liability incurred by them in these capacities. The current aggregate policy limit is US$15,000,000, the first US$500,000 of certain claims being deductible and payable by the Corporation. The annual premium is US$765,000 for a one year term ending September 16, 2004. This annual premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Corporation.

TERMINATION OF EMPLOYMENT, CHANGE IN CONTROL AND EMPLOYMENT AGREEMENTS

         In case of termination of their employment for reason other than for just cause or for good reason, and other than termination following a change of control of the Corporation, Dr. Philippe Calais, Mr. Claude Michaud, Drs. Denis Garceau and Francine Gervais are entitled, under their employment agreements, to lump sum payments of $234,000, $208,000 plus bonus, $260,000, and $234,000, respectively.

         In case of termination of their employment following a change of control of the Corporation, Dr. Philippe Calais, Mr. Claude Michaud, Drs. Denis Garceau and Francine Gervais are entitled, under their employment agreements, to lump sum payments of $468,000, $416,000 plus bonus, $520,000, and $468,000, respectively. Following a change of control of the Corporation, if Dr. Philippe Calais, Mr. Claude Michaud, Drs. Denis Garceau or Francine Gervais elect to remain in their function for at least six months following such change of control and, prior to the expiry of two years following such change of control, decide to leave the employment of the Corporation for any reason whatsoever, they are entitled, under their employment agreements, to lump sum payments of $234,000, $208,000 plus bonus, $260,000, and $234,000, respectively.

COMPOSITION OF THE COMPENSATION COMMITTEE

         The Compensation Committee of the Board currently consists of Dr. Colin Bier (Chair), Mr. Peter Kruyt and Mr. Ronald M. Nordmann. During the most recently completed year, Dr. Francesco Bellini, O.C., the Corporation's Chairman and Chief Executive Officer also served on the Compensation Committee.
Dr. Bellini is compensated for acting as Chief Executive Officer of the Corporation through a management services agreement dated March 1, 2003, as amended as of October 30, 2003, by and between Picchio International and the Corporation (see "Interest of Insiders in Material Transactions").


REPORT ON EXECUTIVE COMPENSATION

         The Corporation's current compensation policy for its executive officers, including the Named Executive Officers, emphasizes incentive-based compensation over base salary. Through the granting of options to purchase Common Shares, the executive officers of the Corporation, including the Named Executive Officers, are provided with incentive to (a) advance the drug development programs of the Corporation towards commercialization and
(b) enhance the market value of the Corporation's Common Shares. In order to establish base salary and bonus compensation levels, the Corporation studies, among other things, the competitive market environment.

         The members of the Compensation Committee, whose names are set out above, have approved the issue of the foregoing report and its inclusion in this proxy circular.

PERFORMANCE GRAPH

         The outstanding Common Shares began trading at the opening of business on June 22, 2000, on the TSX (NRM).

         The following graph compares, as at the end of each quarter up to December 31, 2003, the cumulative total shareholder return on $100 invested in Common Shares on June 30, 2000, with the cumulative total shareholder return on the S&P/TSX Composite Index, assuming reinvestment of all dividends.

                              [PERFORMANCE GRAPH]

REPORT ON CORPORATE GOVERNANCE

         In 1995, the Toronto Stock Exchange Committee on Corporate Governance in Canada issued its final report, establishing guidelines for corporate governance for Canadian corporations (the "Guidelines"). The Guidelines relate to a number of significant governance issues, including the proper role of the board of directors, its structure and composition and its relationship with shareholders and management. The TSX has adopted as a listing requirement that disclosure be made by a listed corporation of its corporate governance practices with reference to the Guidelines. A complete description of the Corporation's corporate governance practices, with specific references to each of the Guidelines is attached hereto as Schedule A. The Nominating and Corporate Governance Committee, currently composed of Mr. Ronald M. Nordmann (chair),
Dr. Frederick H. Lowy, Mr. Peter Kruyt and Dr. Emil Skamene, has reviewed the disclosure set out in Schedule A.

         Throughout 2003, the Corporation has reviewed its corporate governance practices, particularly, in connection with its offering in the United States and concurrent listing of the Common Shares for quotation on the NASDAQ. While the Corporation has always been materially in compliance with the Guidelines, in light of the quotation of its Common Shares on NASDAQ and changes in the regulatory framework in the United States, most notably with the implementation of the Sarbanes-Oxley Act, the Board concluded that it is was in the best interests of the Corporation and its shareholders to implement certain changes to its corporate governance practices. In addition to the Audit Committee and the Compensation Committee, the Corporation created a Nominating and Corporate Governance Committee, and a Disclosure Committee (which committee is comprised solely of executive officers of the Corporation). Moreover, the Corporation adopted a formal mandate of the Board of Directors, a charter for each of its committees, a Disclosure and Trading Policy, a Code of Ethics and a Hiring Policy for its independent auditors (to avoid any impairment of the independence of the Corporation's independent auditors).

         The Board continues to review corporate governance proposals made by the Toronto Stock Exchange, the Canadian Securities Administrators and NASDAQ. As new standards come into force, the Board will review and amend, where necessary and appropriate, its corporate governance practices and the eligibility of the members of the Board on each committee and shall, if necessary, make appropriate changes.

         The following is a description of the current committees of the Board:

         COMMITTEES OF THE BOARD

         Audit Committee

         The mandate of the Audit Committee includes assisting the Board in its oversight of (i) the integrity of the Corporation's financial statements, financial reporting process, system of internal controls over financial reporting, and audit process, (ii) the Corporation's compliance with, and process for monitoring compliance with, legal and regulatory requirements,
(iii) the independent auditors' qualifications and independence, and (iv) the performance of the independent auditors. The current members of the Audit Committee are Mr. Graeme K. Rutledge (chair), Dr. Colin Bier and Mr. John Molloy.

         Under the listing requirements of NASDAQ, no director who is not independent, may be appointed to the audit committee of a company. Mr. Molloy is not independent under these listing requirements, as he is the President and Chief Executive Officer of Parteq Research and Development Innovations, Queen's University ("Parteq"). However, in accordance with the NASDAQ listing requirements, the Board has resolved that the continued membership of Mr. Molloy on the Audit Committee is required in the best interests of the Corporation and its shareholders because of his knowledge of the Corporation and experience in such matters.

         Compensation Committee

         The mandate of the Compensation Committee includes reviewing the compensation arrangements for the Corporation's employees, including executive officers and directors, and making recommendations to the Board with respect to such compensation arrangements, as well making recommendations to the Board with respect to the Corporation's incentive compensation plans and equity-based plans and to oversee succession planning. The Compensation Committee is also responsible for preparing an annual report on executive compensation for purposes of disclosure to shareholders. The current members of the Compensation Committee are Dr. Colin Bier (chair), Mr. Peter Kruyt and Mr. Ronald M. Nordmann.

         Nominating and Corporate Governance Committee

         The mandate of the Nominating and Corporate Governance Committee is to develop and recommend to the Board a set of corporate governance principles and to prepare and review the disclosure with respect to, and the operation of, the Corporation's system of corporate governance, before such disclosure is submitted to the Board for its approval. The Nominating and Corporate Governance Committee is responsible for the review and periodic update of the Corporation's Code of Ethics which governs the conduct of the Corporation's directors, officers and other employees. Moreover, the Nominating and Corporate Governance Committee is mandated to examine, on an annual basis, the size and composition of the Board and, if appropriate, recommend to the Board a program to establish a Board comprised of members who facilitate effective decision-making. Finally, the Nominating and Corporate Governance Committee shall identify individuals qualified to become members of the Board, recommend to the Board nominees to be put before shareholders at each annual meeting and recommend to the Board a process for board, committee and director assessment. The current members of the Nominating and Corporate Governance Committee are Mr. Ronald M. Nordmann (chair), Dr. Frederick H. Lowy, Mr. Peter Kruyt and Dr. Emil Skamene.

         COMMUNICATIONS, INSIDER TRADING, CONFIDENTIAL INFORMATION AND DISCLOSURE POLICIES

         The Board is committed to an effective communications policy with all stakeholders including shareholders, suppliers, advertisers, employees, agents and members of the investment community. The Corporation is committed to complying with all laws, regulations and policies which are applicable to it as well as to best practices in the field. This commitment is evidenced, notably, by the adoption in 2003 of a Disclosure and Trading Policy.

         The Board or the Audit Committee reviews in advance all press releases which disclose financial results or other non-routine matters. Other statutory documents or documents required to be prepared, filed and delivered including, without limitation, the annual report, proxy materials and annual information form are reviewed by members of the Board and, where required, these documents are approved by the Board.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

         On March 1, 2003, the Corporation entered into a management services agreement with Picchio International into which Picchio Pharma intervened (Picchio Pharma and Picchio International are sometimes referred to collectively in this management proxy circular as the "Picchio Group"). All of the shares of Picchio International are owned by Dr. Francesco Bellini, O.C., and his spouse.

         The management services agreement provides that Picchio International shall provide the services of Dr. Bellini as Chairman and Chief Executive Officer of the Corporation and provide the services of other members of the Picchio Group, including all senior managers of Picchio Pharma. Under the agreement, the Picchio Group is currently providing, and will continue to provide, on-going regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and existing potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities.

         In consideration of all services rendered under the agreement, Picchio International receives a monthly fee of $80,000. This amount includes all direct and indirect costs and expenses, including travel and all other out-of-pocket expenses, incurred by Dr. Bellini and the Picchio Group relating to the services provided pursuant to such agreement. The agreement was amended as of October 30, 2003, to provide for the payment, from time to time, to Picchio International of a discretionary amount as a performance based fee for services rendered. The amount of such performance based fee, if any, will be determined by the Board at its sole discretion. The term of the agreement is two years and each party has the right to terminate such agreement at any time upon sending a written prior notice of 180 days. The agreement provides that it shall be automatically renewed for successive one year terms unless either party sends a prior written notice of non-renewal to the other party at least 90 days prior to the then current termination date.

         The management services agreement provides that the Picchio Group shall not, without the Corporation's written consent, during the term of such agreement and for the 24 months following the termination of the agreement, carry on or be engaged in any business which is the same or similar to or in competition in any material way with any of the businesses which the Corporation now or which the Corporation shall, during the term of the agreement, carry on anywhere in the world. The Picchio Group also agreed not to hire any of the Corporation's employees during the term of the agreement and for the twelve months following its expiration.

AUDITORS OF THE CORPORATION

         KPMG LLP, Chartered Accountants, have been the auditors of the Corporation since September 1995. The Board recommends that shareholders vote for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and the authorization of the Audit Committee to fix the auditors' remuneration. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE REAPPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION FOR THE TERM EXPIRING WITH THE NEXT ANNUAL MEETING OF SHAREHOLDERS, AND TO AUTHORIZE THE AUDIT COMMITTEE TO FIX THEIR REMUNERATION, UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM.

2004 SHAREHOLDER PROPOSALS

         Shareholder proposals must be submitted no later than January 6, 2005 to be considered for inclusion in the Management Proxy Circular for the purposes of the Corporation's 2005 annual meeting of shareholders.

APPROVAL BY DIRECTORS

         The contents of this proxy circular and the sending thereof have been approved by resolution of the Board.

         DATED at Montreal, Quebec, April 6, 2004.

                                              /s/  David Skinner
                                              --------------------------------
                                              David Skinner
                                              Corporate Secretary

                                   SCHEDULE A

                         CORPORATE GOVERNANCE PRACTICES


             TSX GUIDELINE                                               CORPORATION'S PRACTICE
1.   The Board should explicitly assume      The Board has explicitly assumed responsibility for the stewardship of the Corporation
responsibility for stewardship of the        in a formal Mandate of the Board of Directors, which was adopted on August 18, 2003.
corporation, and specifically:               Specifically, the Board has assumed responsibility for (i) the adoption of a strategic
(i)   adopt a strategic planning process,    planning process, (ii) the identification of the principal risks for the Corporation
(ii)  identify principal risks of the        and the implementation of appropriate risk management systems, (iii) succession
      business and implement systems of      planning, including appointing, training and monitoring senior management; (iv)
      risk management,                       ensuring that the Corporation has in place a communications policy to enable the
(iii) provide for succession planning,       Corporation to communicate effectively with shareholders, other stakeholders and the
      including appointing, training and     public generally by, notably, enacting a Disclosure and Trading Policy and (v) the
      monitoring senior management,          integrity of internal controls and management information systems.
(iv)  a communications policy,
(v)   assume responsibility for the
      integrity of the Company's internal
      control and management
      information systems.

2.  The Board should be constituted with     The Board currently consists of a majority of unrelated directors as, of the nine
a majority of individuals who qualify as     directors currently serving on the Board, seven are considered unrelated, namely Dr.
unrelated directors.                         Colin Bier, Mr. Richard Cherney, Mr. Peter Kruyt, Dr. Frederick H. Lowy, Mr. Ronald M.
                                             Nordmann, Mr. Graeme K. Rutledge and Dr. Emil Skamene. The additional nominees, namely
                                             Messrs. Jean-Guy Desjardins and Francois Legault, are also unrelated. Dr. Francesco
                                             Bellini, O.C. and Mr. John Molloy are related directors. Mr. Richard Cherney is not standing for re-election as director of the Corporation.

                                             The Corporation does not have a majority shareholder and therefore no shareholder can exercise a majority of voting rights for the election of directors, but pursuant to a subscription agreement dated July 25, 2002, by and between Picchio Pharma, P.P. Luxco
                                             Holdings II S.A.R.L. and the Corporation, the Corporation covenanted to cause a total of three nominees of Picchio Pharma to be included in the list of management nominees to be proposed for election to the Board at each meeting of shareholders occurring following the date thereof. Picchio Pharma's right shall terminate on the date it ceases to beneficially hold at least 15% of the issued and outstanding Common Shares
                                             (including Common Shares issuable upon exercise of the warrants issued to them concurrently). Dr. Bellini and Messrs. Kruyt and Nordmann are the current nominees of
                                             Picchio Pharma.

                                     - 2 -

             TSX GUIDELINE                                               CORPORATION'S PRACTICE
3.   The Board should disclose, for each     Dr. Francesco Bellini, O.C., Chairman and Chief Executive Officer ("CEO") of the
director, whether he or she is related       Corporation, is a related director as he is a member of the management of the
and how that conclusion was reached.         Corporation. Mr. John Molloy is also a related director, as he is President and Chief
                                             Executive Officer of Parteq, an organization with whom the Corporation has entered into research alliances, licensing agreements and service agreements.

                                             Dr. Colin Bier, Mr. Richard Cherney, Mr. Peter Kruyt, Dr. Frederick H. Lowy, Mr. Ronald
                                             M. Nordmann, Mr. Graeme K. Rutledge, Dr. Emil Skamene and the additional nominees, namely Messrs. Jean-Guy Desjardins and Francois Legault, are unrelated in that they are
                                             (i) independent of management; and (ii) free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the
                                             Corporation, other than interests and relationships arising from shareholding.

                                             Mr. Richard Cherney is a partner of Davies Ward Phillips & Vineberg LLP which provides legal services to the Corporation and Picchio Pharma. The Board considers that this professional relationship does not materially interfere with Mr. Cherney's ability to act with a view to the best interests of the Corporation.

4.   Appoint a committee of directors        The Corporation has created a Nominating and Corporate Governance Committee,
composed exclusively of outside, i.e.        responsible for the appointment and assessment of directors. All the members of this
non-management directors, a majority of      committee are unrelated and outside directors.
whom are unrelated directors,
responsible for the appointment and
assessment of directors.

5.   Implement a process for assessing       The Nominating and Corporate Governance Committee has the mandate, explicitly
the effectiveness of the Board, its          documented in its Charter, to implement a process for assessing the effectiveness of
committees and individual directors.         the Board, its committees and individual directors.

6.   Provide an orientation and              The Nominating and Corporate Governance Committee has the mandate, explicitly
education program for new directors.         documented in its Charter, to consider the appropriateness of implementing formal programs for the orientation and education of new directors.

7.   Examine the size of the Board, with     The Board presently consists of nine directors with a variety of backgrounds. Its size
specific reference to its effectiveness.     and composition are subject to periodic review of the Nominating and Corporate
                                             Governance Committee, and the Board is of the opinion that it will be most effective as it will be composed after the Meeting.

8.   Review compensation of directors in     The Compensation Committee has the mandate, explicitly documented in its Charter, to
light of risks and responsibilities.         review compensation of directors in light of risks and responsibilities.

9.   Committees should generally be          The Board has three committees: the Audit Committee, the Compensation Committee, and
composed of only outside directors, a        the Nominating and Corporate Governance Committee. All members of the Audit Committee,
majority of whom are unrelated               the Compensation Committee and the Nominating and Corporate Governance Committee are
directors.                                   outside directors. All committees are composed of a majority of unrelated directors.

                                             The current Composition of each of the committees is set out below.

                                             AUDIT COMMITTEE

                                             Graeme K. Rutledge                            Unrelated    Outside
                                             Dr. Colin Bier                                Unrelated    Outside
                                             John Molloy                                   Related      Outside


                                     - 3 -

             TSX GUIDELINE                                           CORPORATION'S PRACTICE
                                             COMPENSATION COMMITTEE
                                             Dr. Colin Bier                                Unrelated    Outside
                                             Peter Kruyt                                   Unrelated    Outside
                                             Ronald M. Nordmann                            Unrelated    Outside

                                             NOMINATING AND CORPORATE GOVERNANCE
                                             COMMITTEE
                                             Ronald M. Nordmann                            Unrelated    Outside
                                             Dr. Frederick H. Lowy                         Unrelated    Outside
                                             Peter Kruyt                                   Unrelated    Outside
                                             Dr. Emil Skamene                              Unrelated    Outside


10.  Assume or assign responsibility for     The Nominating and Corporate Governance Committee has the mandate, explicitly
corporate governance issues.                 documented in its Charter, to assume responsibility for corporate governance issues.

11.  Define management's                     The Board has the responsibility, explicitly documented in the Mandate of the Board of
responsibilities and approve corporate       Directors, to approve a formal position description for the CEO. Moreover, the
objectives to be met by the CEO.             Nominating and Corporate Governance Committee of the Board has the mandate, explicitly documented in its Charter, to submit to the Board an assessment of the CEO against the corporate objectives, which are approved by the Board and which the CEO is responsible for meeting.

                                             On March 1, 2003, the Corporation entered into a management services agreement with
                                             Picchio International into which Picchio Pharma intervened (Picchio Pharma and Picchio
                                             International are sometimes referred to collectively in this management proxy circular as the "Picchio Group"). All of the shares of Picchio International are owned by Dr.
                                             Bellini and his spouse. The management services agreement provides that Picchio
                                             International shall provide the services of Dr. Francesco Bellini, O.C., as Chairman and CEO of the Corporation and provide the services of other members of the Picchio
                                             Group, including all senior managers of Picchio Pharma. Under the agreement, the
                                             Picchio Group is currently providing, and will continue to provide, on-going regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and existing potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities.

12.  Establish structures and procedures     The Board endeavors to ensure that it can function independently of management. One
to enable the Board to function              measure taken to this end is the appointment of Mr. Ronald M. Nordmann as Lead Director
independently of management. An              of the Corporation by the outside directors of the Corporation on December 9, 2003.
appropriate structure would be to            However, given its current state of development and the controls in place, the Board is
appoint a chairman who is not a member       of the opinion that it is in the best interests of the Corporation and its shareholders
of management.                               to have Dr. Francesco Bellini, O.C., act both as Chairman and CEO of the Corporation.

13.  The audit committee should be           The Audit Committee is exclusively composed of outside directors. Its role is
composed of outside directors and its        specifically defined in its Charter.
role specifically defined.

14.  Implement a system to enable            Individual directors are able to engage outside advisers at the expense of the
individual directors to engage outside       Corporation, with the engagement of the adviser being subject to the approval of the
advisors, at the Company's expense.          Nominating and Corporate Governance Committee, as specifically documented in the mandate of the Board.


                                 NEUROCHEM INC.

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

      NOTICE is hereby given that the annual meeting (the "Meeting") of shareholders of Neurochem Inc. (the "Corporation") will be held at the Montreal Museum of Fine Arts, Michal and Renata Hornstein Pavilion, Maxwell Cummings Auditorium, 1379 Sherbrooke Street West, Montreal, Quebec, H3G 2T9, on May 19, 2004, at 10:00 AM, Montreal time, for the following purposes:

(i) to receive and consider the annual report of the directors to the shareholders and the financial statements of the Corporation for the financial year ended December 31, 2003, and the report of the auditors thereon;

(ii)  to elect directors for the ensuing year;

(iii) to appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the Audit Committee to fix the auditors' remuneration; and

(iv) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

DATED at Montreal, Quebec, April 6, 2004.

                                      BY ORDER OF THE BOARD OF DIRECTORS

                                      [SIGNATURE]

                                      David Skinner
                                      Corporate Secretary

SHAREHOLDERS MAY EXERCISE THEIR VOTING RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND MAIL IT TO THE CORPORATION, C/O COMPUTERSHARE TRUST COMPANY OF CANADA, IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PLEASE REFER TO THE ACCOMPANYING PROXY CIRCULAR FOR ADDITIONAL PARTICULARS.

                                 NEUROCHEM INC.

                                   PROXY FORM

THIS PROXY IS SOLICITED BY MANAGEMENT AND SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND PROXY CIRCULAR.

The undersigned shareholder of Neurochem Inc. (the "Corporation") hereby appoints Dr. Francesco Bellini, O.C., or failing him, Dr. Philippe Calais, or failing him, Claude Michaud or (see *Note 1)....................................
.................................................................................
as the proxy for the undersigned to attend, act and vote on behalf of the undersigned at the ANNUAL MEETING OF SHAREHOLDERS of the Corporation (the "Meeting") to be held at the Montreal Museum of Fine Arts, Michal and Renata Hornstein Pavilion, Maxwell Cummings Auditorium, 1379 Sherbrooke Street West, Montreal, Quebec, H3G 2T9, on May 19, 2004, at 10:00 AM, Montreal time, and at every adjournment thereof:

(1) (a) [ ] FOR the election of directors of all nominees specified in the accompanying proxy circular; or

     (b) [ ] FOR the election as directors of all nominees specified in the accompanying proxy circular other than: (please specify)

          ..................................................................; or

     (c) CHECK HERE [ ] IF YOU WISH TO WITHHOLD AUTHORITY TO VOTE FOR THE ELECTION OF DIRECTORS;

(2) (a) [ ] FOR the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and the authorization of the Audit Committee to fix their remuneration; or

     (b) CHECK HERE [ ] IF YOU WISH TO WITHHOLD AUTHORITY TO VOTE FOR THE APPOINTMENT OF AUDITORS; and

(3) in his discretion with respect to amendments or variations to matters identified above or upon such other matters as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.


                             DATED THIS ........DAY OF .........................
                                               (See *Note 2)

                             SIGNATURE .........................................
                                               (See *Note 3)

                             *NOTE 1: You have the right to appoint a person (who need not be a shareholder) to represent you at the Meeting other than the management nominees. If you wish to designate as proxy a person other than the management nominees, you should strike out their names and insert in the space provided the name of the person you wish to designate as proxy.

                             *NOTE 2: If this form of proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed by the management of the Corporation.

                             *NOTE 3: This instrument of proxy must be signed exactly as your name appears herein. When signing in a fiduciary or representative capacity, please provide full title as such. In the event of a joint shareholder, each should sign. Corporations should sign by an officer or attorney duly authorized in writing or under corporate seal.

                                                      PROXY
                                       PLEASE COMPLETE AND RETURN IN THE
                                                ENVELOPE PROVIDED

[PICTURE]






Driven
to enhance
people's
lives

[LOGO]
ANNUAL REPORT --
SIX MONTHS ENDED DECEMBER 31, 2003

                                                                         Cover 1

[Picture]

Neurochem's mission is to provide innovative therapeutics by addressing critical, unmet medical needs in neurology.

TABLE OF CONTENTS

01  HIGHLIGHTS

01  PIPELINE GAINING MOMENTUM

02  MESSAGE TO SHAREHOLDERS

04  REVIEW OF OPERATIONS

09 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

21  MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

22  AUDITORS' REPORT TO THE SHAREHOLDERS

23  CONSOLIDATED FINANCIAL STATEMENTS

27  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

47  EXECUTIVE MANAGEMENT BOARD OF DIRECTORS

48  ADVISORY BOARDS SHAREHOLDER INFORMATION

Certain statements contained in this document, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this document. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.

                                                                         Cover 2

Driven

Highlights

               SEPTEMBER 23, 2003 Neurochem common shares list on the Nasdaq National Market "NASDAQ" (symbol: NRMX), following a successful North American equity issue that raised close to $85.0 million (US$62.5 million).
[PICTURE]
               NOVEMBER 24, 2003 Neurochem added to the NASDAQ Biotechnology Index (NBI).

               DECEMBER 19, 2003 Neurochem added to the Toronto Stock Exchange's "TSX" S&P/TSX Composite Index, the S&P/TSX Capped Health Care Index and the appropriate Global Industry Classification Standard
               (GICS) Index.

RECENT DEVELOPMENTS

JANUARY 14, 2004 Independent Data Safety Monitoring Board unanimously recommended continuation of Phase II/III clinical trial for Fibrillex(TM) for the third time in succession.

JANUARY 20, 2004 Neurochem announced initiatives to broaden its battle against Alzheimer's Disease (AD) through the development of a synthetic vaccine.

JANUARY 22, 2004 More promising results from 21-month open-label Phase II extension study of Alzhemed(TM) for the treatment of AD. After 12 months of treatment, 72% of the mild AD patients showed data consistent with a stabilized or improved performance on congnitive function tests.

FEBRUARY 11, 2004 Neurochem granted Fast Track Product designation for Fibrillex(TM) from the U.S. Food and Drug Administration.


Pipeline Gaining Momentum

                 DISEASE TARGETS         PRECLINICAL    PHASE I    PHASE II    PHASE III
Fibrillex(TM)    AA AMYLOIDOSIS          [Picture]

Alzhemed(TM)     ALZHEIMER'S DISEASE     [Picture]

Cerebril(TM)     HEMORRHAGIC STROKE      [Picture]
                 DUE TO CEREBRAL
                 AMYLOID ANGIOPATHY


[picture]

Message to Shareholders

Our drive to position Neurochem as a leading biopharmaceutical company focused on neurological disorders--particularly Alzheimer's Disease--is creating value.

In recent months, the key elements of our strategy have been coming together: our programs have continued their advance towards the marketplace. We are proud of the uniqueness of our product candidates and their selected mode of action, designed to stop the diseases they target rather than merely treat the symptoms. We have broadened our commitment to the prevention and treatment of Alzheimer's Disease (AD) by undertaking innovative complementary AD-related development programs. We have also built a solid financial base, and put together a strong management team to support our drive for successful development, commercialization and future profitable growth.

REINFORCING OUR COMMITMENT TO THE FIGHT AGAINST AD

Our progress is particularly evident in the AD field, which we have made a primary focus of the Company's activities. We successfully completed a Phase II clinical trial for Alzhemed(TM), and we continue to receive encouraging interim data from our on-going open-label Phase II extension study, especially in the mild AD patients. As a result, we will be extremely busy in the next few months actively working towards the initiation of our international Phase III clinical trials. And that's not all. Because AD is a complex disease that strikes millions of people, we have reinforced our commitment to its prevention and treatment. Encouraged by interesting preliminary results in mice, we concluded a new strategic alliance with the National Research Council of Canada's Institute for Biological Sciences and Dr. Harold J. Jennings, one of Canada's premier researchers in vaccines, to develop a synthetic vaccine that could help protect against the disease. As well, our innovative product pipeline includes promising second-generation compounds for the treatment of AD that we hope to bring to human trials soon.

Turning to other areas of our drug development programs, we are pleased that Fibrillex(TM), our investigational product candidate for the treatment of Amyloid A amyloidosis, has been granted Fast Track Product (FTP) designation by the U.S. Food and Drug Administration. This accelerated review process represents a great corporate opportunity for Neurochem, potentially saving the Company many months in the review process required by the regulatory authorities to approve a new drug for commercialization. The FTP designation could enable Fibrillex(TM) to reach the market in late 2005. We also have completed the Phase II clinical trial for Cerebril(TM) for the prevention of hemorrhagic stroke due to cerebral amyloid angiopathy, which focused primarily on the product's safety profile.

On track to become a leader in therapeutics for neurological disorders and Alzheimer's Disease.

In line with our commercialization strategy, there is continuing interest from major pharmaceutical companies with regard to Neurochem's leading product candidates, particularly Alzhemed(TM). We are working to conclude a joint venture partnership that would bring strong, proven marketing and commercialization expertise to the program. As for Fibrillex(TM), our approach is to take this niche product to market by ourselves in North America and in key countries in Europe. With regard to Japan, we are considering entering into a licensing agreement to complete its development and commercialization.

ENHANCING OUR INFRASTRUCTURE

The rapid growth of the past several years had resulted in Neurochem's operations being spread out over separate sites in the Montreal area--both of which were at their limits. As we expect the growth in the number of employees to be sustained over 2004, we explored a number of alternatives to accommodate the rapid expansion in the number of our personnel. We are pleased to say that we have concluded a conditional agreement to acquire the former Shire BioChem facilities in suburban Laval, Quebec on very favorable terms, including a low outlay of capital. The consolidation of our operations at the new headquarters is scheduled to take place in May 2004.

At the same time, we have continued to build our professional and experienced management infrastructure, with the recent appointments of Ms. Christine Lennon as Vice President, Business Development, and Ms. Judith Paquin as Vice President, Human Resources. We also have strengthened Neurochem's Board of Directors, welcoming Dr. Frederick H. Lowy, Rector and Vice-Chancellor of Concordia University, and Mr. Graeme K. Rutledge, retired partner of Deloitte Touche, LLP, as new Directors.

ACKNOWLEDGEMENTS

In conclusion, I would like to take this opportunity to sincerely thank Neurochem employees for their hard work and commitment, which contribute so much to our success. I also wish to express my appreciation to fellow members of the Board, past and present, for their strategic and highly valued counsel and support.

As I stated at the outset of this letter, all the elements of our strategy are falling into place and we are on track to take Neurochem to the next level. I am very proud to have the opportunity to lead such a dynamic, fast-growing organization and remain committed to doing my utmost to maximize shareholder value.

[SIGNED]
DR. FRANCESCO BELLINI
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

APRIL 6, 2004

[PICTURE]

Review of Operations

Driven by a value-based strategy

Designed to maximize the accelerated and successful development and commercialization of its programs while continuing to work on the future growth of the Company.

PREPARING FOR PHASE III CLINICAL TRIALS FOR ALZHEMED(TM)

Further promising results from the recently completed Phase II clinical trial and on-going open-label Phase II extension study of Alzhemed(TM) indicate that, after 12 months of treatment, 72% of patients with mild AD were stabilized or had improved on their cognitive function tests. Although not statistically significant, these results obtained with a unique product candidate, part of a novel class of drugs aimed at putting a stop to the progression of AD, are unparalleled and encouraging.

In December 2003, the Company had productive discussions with U.S. Food and Drug Administration officials regarding the upcoming Phase III clinical trials for Alzhemed(TM). The trials are designed to test the safety and efficacy of Alzhemed(TM) in mild-to-moderate AD patients and are planned to start on schedule in the first half of 2004. Neurochem's own team of experienced drug development specialists will be responsible for overall management of these large-scale, international trials, supported by a well-known and highly regarded clinical research organization. Meanwhile, the up-scaling and pharmaceutical production of Alzhemed(TM) is proceeding effectively, a significant step in the development of any new drug.

[PICTURE]

Alzhemed(TM)

[PICTURE]

On January 20, 2004, subsequent to the fiscal year-end, the Company announced several initiatives designed to support its synthetic vaccine program for AD.

These include a strategic alliance with the National Research Council of Canada's Institute for Biological Sciences, which is outlined in the Chairman's Message, as well as an in-licensing agreement with Praecis Pharmaceuticals Incorporated. This latter agreement relates to certain A(beta) amyloid peptides for use in the development of a novel synthetic vaccine to prevent and treat AD. The scientific rationale for using A(beta) peptides, as opposed to full-length amyloid protein, is to avoid the onset of an undesirable systemic inflammatory reaction. Preliminary test results in Neurochem's vaccinated mice are evidence of the promise of this approach.

PRE-LAUNCH ACTIVITIES FOR FIBRILLEX(TM) UNDER WAY

With the Phase II/III clinical trial of Fibrillex(TM) scheduled to end in January 2005, plans for registration and pre-launch activities for the Company's most advanced product candidate for the treatment of Amyloid A amyloidosis are proceeding well. They include awareness and educational initiatives and the submission of scientific articles to peer-reviewed journals. Periodic meetings of the independent Data Safety Monitoring Board, which was put in place to oversee the safety of patients during the product candidate's clinical trial, are continuing. All patients who complete the Phase II/III trial are invited to join an on-going, open-label extension study and receive Fibrillex(TM) for an additional two years.

[PICTURE]

Fibrillex(TM)

[PICTURE]


In January 2004, the Company completed the Phase II clinical trial of Cerebril(TM) for the treatment of hemorrhagic stroke due to cerebral amyloid angiopathy; results are expected to be available in early spring of 2004--yet another indication of the progress of Neurochem's product pipeline.

OTHER PROMISING CANDIDATES IN THE PIPELINE

To further accelerate expansion of the pipeline, Neurochem is working on the development of other promising candidates that fall within its Central Nervous System sphere of expertise. One such candidate is NC-1461, for the prevention of epileptic seizures that often follow traumatic brain injuries. Currently in preclinical development, NC-1461 represents innovative technology aimed at yet another unmet medical need.

GREATLY ENHANCED LIQUIDITY

To support these steadily expanding development and commercialization activities, Neurochem has succeeded in greatly enhancing its liquidity and capital resources. As at December 31, 2003, the Company had cash on hand of $77.6 million, compared to $16.3 million at June 30, 2003. This reflects the successful September 2003 initial public offering of Neurochem's common shares in the United States and a new issue of shares in Canada, which together yielded proceeds of almost $85 million.

The decision to change the Company's fiscal year-end to December 31, which necessitated issuing this transitional annual report, was made primarily to have its fiscal year coincide with the fiscal year of most companies in the industry. Investors will now be able to compare Neurochem's performance directly with that of its peers.

Going forward, management is committed to building the organization required to best support the successful development and commercialization of the Company's product candidates and maintain the positive and exciting momentum.

[PICTURE]

Cerebril(TM)

[Picture]

Driven
to maximize
performance

FINANCIAL STATEMENTS
SIX MONTHS ENDED DECEMBER 31, 2003

STOCK PERFORMANCE

Value of a $100 investment made in Neurochem Inc. common shares (NRM) on January 2, 2003, compared with the same investment made in either the S&P/TSX Capped Health Care Index (TTHC) or the NASDAQ Biotech Index (NBI).

[Graph]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE STATEMENTS CONTAINED IN THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NEUROCHEM INC. (NEUROCHEM OR THE COMPANY), OTHER THAN STATEMENTS OF FACT THAT ARE INDEPENDENTLY VERIFIABLE AT THE DATE HEREOF, MAY BE FORWARD-LOOKING STATEMENTS REGARDING THE INDUSTRY IN WHICH NEUROCHEM OPERATES AND NEUROCHEM'S EXPECTATIONS AS TO ITS FUTURE PERFORMANCE, LIQUIDITY AND CAPITAL RESOURCES. SUCH STATEMENTS, BASED AS THEY ARE ON THE CURRENT EXPECTATIONS OF MANAGEMENT, INHERENTLY INVOLVE NUMEROUS RISKS AND UNCERTAINTIES, KNOWN AND UNKNOWN, INCLUDING THOSE SET FORTH IN THE "RISKS AND UNCERTAINTIES" SECTION. CONSEQUENTLY, ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS EXPRESSED IN THE FORWARD-LOOKING STATEMENTS.

The Company changed its fiscal year-end to December 31 from June 30 to be consistent with most companies in its industry. This analysis explains the material variations in the audited consolidated statements of operations, financial position and cash flows of Neurochem for the six-month period ended December 31, 2003, as well as for the audited twelve-month periods ended June 30, 2003 and 2002. For comparative reasons, the Company also has explained the variations between the six-month period ended December 31, 2003 and the unaudited six-month period ended December 31, 2002.

This analysis should be read in conjunction with the audited consolidated financial statements of Neurochem and related notes, included herein, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A reconciliation to US GAAP of earnings and balance sheet items is presented in note 16 of the audited consolidated financial statements. Unless otherwise indicated, amounts are presented in Canadian dollars.

OVERVIEW

Neurochem is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics. The Company's staged pipeline of proprietary, disease-modifying, oral product candidates addresses critical unmet medical needs. The Company currently has three orally administered product candidates in clinical trials: Fibrillex(TM), Alzhemed(TM) and Cerebril(TM).

Fibrillex(TM), the Company's most advanced product candidate designed to treat Amyloid A (AA) Amyloidosis, is currently in a Phase II/III clinical trial with a total of 183 patients enrolled. The clinical trial is currently expected to end in January 2005. To the extent the Company receives regulatory approval, it expects to commence commercialization of Fibrillex(TM) by the end of 2005. Fibrillex(TM) has received the orphan drug designation in the US and Europe, which normally provides for market exclusivity of seven years and ten years, respectively, once the drug is approved. Fibrillex(TM) has also received the Fast Track Product ("FTP") designation by the U.S. Food and Drug Administration ("FDA"). As a result of the FTP designation, Neurochem will submit a schedule for a rolling New Drug Application, enabling the FDA to commence review of portions of the application before the end of the on-going two-year Phase II/III clinical trial. The Company is also eligible for priority review by the FDA.

Alzhemed(TM), the Company's next most advanced product candidate designed to treat Alzheimer's Disease ("AD"), showed continued positive results during the year. Following the completion of the Phase II clinical trial in June 2003, the Company is preparing to initiate Phase III clinical trials, which are expected to commence in the second quarter of 2004. Alzhemed(TM) is Neurochem's first generation product candidate for AD.

Cerebril(TM), the Company's product candidate designed to treat Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy, has completed a Phase II clinical trial in January 2004. Results are expected to be released in the quarter ending June 30, 2004.

Neurochem signed two important agreements in January 2004 related to its vaccine program. A strategic alliance was signed with National Research Council of Canada's Institute for Biological Sciences, and more specifically Dr. Harold J. Jennings, a world leader in the development of innovative conjugated vaccines. Also, the Company entered into an in-license agreement with Praecis Pharmaceuticals Incorporated, a biopharmaceutical company, relating to certain A(beta) amyloid peptides for use in the development of a novel synthetic vaccine to prevent and treat AD.

Since inception in 1993, Neurochem has devoted its resources principally to funding research and development programs. As at December 31, 2003, the Company has incurred a cumulative deficit since inception of $86,365,000, of which research and development expenditures totaled $76,630,000 before research tax credits and grants of $18,106,000. The Company expects operating expenses to increase going forward as product candidates enter more advanced stages of clinical development, as the Company continues to invest in product research and development and as it prepares for commercialization.

The Company has not generated any revenues from the sale of products and has not been profitable to date. Neurochem has funded its operations primarily through private and public offerings of common shares, payments received under research and development agreements as well as interest income, tax credits and grants. Until the Company is in its commercialization phase, it expects to fund operations with proceeds from equity or debt financing, interest income, revenues from collaborative research, license, product development and co-marketing agreements, research tax credits and grants.

In September 2003, Neurochem completed the initial public offering of its common shares in the US and a new issue of common shares in Canada for total proceeds of $84,956,000 (see "Liquidity and Capital Resources"). The net proceeds from the offering are being used to fund clinical trials of the Company's lead product candidates, other research and development programs, capital expenditures, working capital and general corporate activities.

Picchio Pharma Inc. ("Picchio Pharma"), a company established between a trust of which Dr. Francesco Bellini, O.C. is a beneficiary and Power Technology Investment Corporation, a subsidiary of Power Corporation of Canada, acquired 1,346,800 shares of the offering. This follows investments made by Picchio Pharma totaling $15,148,000 during the year ended June 30, 2003. As at December 31, 2003, Picchio Pharma is the principal shareholder of the Company with an ownership of approximately 30% on a fully diluted basis, including four million warrants expiring in 2005 and 2006.

In November 2003, Neurochem was added to the NASDAQ Biotechnology Index ("NBI"). All securities in the NBI are listed on the NASDAQ National Market and meet minimum requirements, including market value, average daily share volume and seasoning as a public company. In December 2003, the Company was also added to the S&P/TSX Composite Index, the S&P/TSX Capped Health Care Index and the appropriate Global Industry Classification Standard (GICS) Index. Inclusion in these indexes offers the benefit of additional visibility on financial markets, as well as potential increased trading volume.

In May 2003, in a strategic move aimed at focusing on core expertise, the Company completed a technology transfer pertaining to its diabetes program to Innodia Inc. ("Innodia"), a company focused exclusively on the development of therapeutic treatments for Diabetes, in exchange for an equity interest in Innodia. This strategy eliminates funding requirements associated with the diabetes program, while allowing Neurochem to share in the program's economic potential as an indirect shareholder of Innodia. See note 4 of the Consolidated Financial Statements.

The Company places importance on obtaining and maintaining patent and trade secret protection for significant discoveries. In 2002, Neurochem executed an agreement with Immtech International, Inc. (Immtech) pursuant to which Immtech provided the Company with certain compounds for testing and granted Neurochem an option to license such compounds. In August 2003, Immtech filed certain legal proceedings with the United States District Court with respect to the agreement. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the terms of the agreement. The Company is vigorously defending against the claims brought by the plaintiffs. As a result of this litigation, Neurochem has incurred legal expenses associated with its defense in the fiscal year ended December 31, 2003 and expects to continue to incur such expenses into its 2004 fiscal year. See note 9 (e) of the Consolidated Financial Statements.

As at December 31, 2003, Neurochem's workforce consisted of 116 employees. The Company expects to significantly increase its number of employees over the next twelve months, particularly in the fields of drug development, drug discovery and marketing. As a result, Neurochem is currently evaluating relocation options to accommodate its expansion.

SELECTED FINANCIAL INFORMATION
(in thousand of Canadian dollars, except per share data)

                                 SIX-MONTH PERIODS ENDED   TWELVE-MONTH PERIODS ENDED
                                             DECEMBER 31                      JUNE 30
                                 -----------------------   --------------------------
                                        2003        2002        2003          2002
                                   (AUDITED)  (UNAUDITED)   (AUDITED)     (AUDITED)
                                   ---------  -----------   ---------     ---------
                                         $            $          $           $
REVENUE:
Research contracts                        --           --           --        2,271
                                     -------      -------      -------      -------
                                          --           --           --        2,271
                                     -------      -------      -------      -------


EXPENSES:

Research and development               8,522        9,450       18,782       15,304
Research tax credits                    (914)        (423)      (1,410)      (1,048)
Research grants and other               (208)      (1,150)      (1,895)      (2,071)
                                     -------      -------      -------      -------
                                       7,400        7,877       15,477       12,185
                                     -------      -------      -------      -------


General and administrative             7,454        2,469        7,184        3,698
Depreciation and amortization            646          556        1,197          888
Interest and bank charges                 46           90          144          232
                                     -------      -------      -------      -------
                                      15,546       10,992       24,002       17,003
                                     -------      -------      -------      -------
Net loss before undernoted items     (15,546)     (10,992)     (24,002)     (14,732)
                                     -------      -------      -------      -------


INVESTMENT AND OTHER INCOME
  (EXPENSES):
Interest income                          520          482          800        1,144
Foreign exchange gain (loss)          (1,747)         (29)         100          113
Gain on disposal of intellectual
  property                                --           --        3,484           --
                                     -------      -------      -------      -------
                                      (1,227)         453        4,384        1,257
                                     -------      -------      -------      -------
NET LOSS                             (16,773)     (10,539)     (19,618)     (13,475)
                                     =======      =======      =======      =======
NET LOSS PER SHARE                     (0.63)       (0.52)       (0.90)       (0.75)
                                     =======      =======      =======      =======

RESULTS OF OPERATIONS

SIX-MONTH PERIOD ENDED DECEMBER 31, 2003 (AUDITED) COMPARED TO SIX-MONTH PERIOD ENDED DECEMBER 31, 2002 (UNAUDITED)

Research and development expenses, before research tax credits and grants, amounted to $8,522,000 for the six-month period ended December 31, 2003, compared to $9,450,000 for the prior year six-month period. The decrease is due to a reduction in clinical trial expenses related to Alzhemed(TM), following the completion of the Phase II clinical trial in June 2003. For the six month-period ended December 31, 2003, research and development expenses were incurred to support the on-going Fibrillex(TM) Phase II/III clinical trial and open-label study, Alzhemed(TM) open-label Phase II extension study and advancement towards its Phase III clinical trials, Cerebril(TM) Phase II clinical trial as well as on-going research programs. As at December 31, 2003, Neurochem had 171 patients in its various clinical trials.

The Company expects research and development expenditures to increase as product candidates enter more advanced stages of clinical development and as the Company invests in its pre-clinical, clinical development and regulatory affairs capabilities. The hiring of additional personnel to support the progress of our development programs will also be required.

Research tax credits amounted to $914,000 for the six-month period ended December 31, 2003, compared to $423,000 for the corresponding period last year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development program. The increase is due to higher eligible expenses as well as prior years credit claims resolved during the current six-month period.

Research grants and other amounted to $208,000 for the six-month period ended December 31, 2003 compared to $1,150,000 for the corresponding period last year. In the prior year, research grants refer principally to investment contributions under the Technology Partnerships Canada ("TPC") Program received by the Company for the development of Alzhemed(TM) ($919,000), as well as payments received from the FDA for the development of Fibrillex(TM) ($231,000), whereas the current six-month period consists of only grants received from the FDA for Fibrillex(TM).

General and administrative ("G&A") expenses amounted to $7,454,000 for the six-month period ended December 31, 2003, compared to $2,469,000 for the same period last year. The increase year-over-year is due to the expansion of the corporate infrastructure necessary to support the growth and the increase in the overall activity level at the Company, in particular, in the accounting, legal, administrative, marketing and senior management functions of the Company. G&A expenses for the six-month period ended December 31, 2003, include legal fees incurred in relation with the Immtech litigation, expenses associated with increased awareness and educational activities related to AA Amyloidosis, Fibrillex(TM)'s target indication, the setting-up of a marketing team as well as management and performance-based fees paid to Picchio International Inc. ("Picchio International"), a related party (see note 10 (d) of the Consolidated Financial Statements, and "Picchio Management Services Agreement"), for the services of Dr. Francesco Bellini, O.C., as Chairman and Chief Executive Officer of the Company and services of other members of Picchio International and Picchio Pharma.

The Company expects general and administrative expenses to increase as the overall activity level of the Company continues to increase and as commercialization approaches.

Depreciation and amortization expense for the six-month period ended December 31, 2003 increased to $646,000, compared to $556,000 for the same period in 2002. The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment, as well as additions to patent costs.

Interest income for the six-month-period ended December 31, 2003 amounted to $520,000 compared to $482,000 for the same period the previous year. The increase results from higher average cash balances in the current period, compared to the same period last year offset by a larger portion of the investment portfolio denominated in US dollar earning lower yields.

Foreign exchange losses amounted to $1,747,000 for the six-month period ended December 31, 2003, compared to $29,000 for the comparable period the previous year. The increase is attributable to foreign exchange losses recognized on the US dollar denominated investments held by the Company, due to the strengthening of the Canadian dollar versus the US dollar during the period.

Net loss for the six-month period ending December 31, 2003 amounted to $16,773,000 ($0.63 per share), compared to $10,539,000 for the same period last year ($0.52 per share).

TWELVE MONTHS ENDED JUNE 30, 2003 COMPARED TO TWELVE MONTHS ENDED JUNE 30, 2002 Revenues for the year ended June 30, 2003 amounted to nil compared to $2,271,000 for the same period last year. The decrease is due to the termination in the second quarter of 2002 of the collaborative research and license agreement with
H. Lundbeck A/S ("Lundbeck"). As a result of the termination of this agreement, the Company regained its ownership rights on drug molecules aimed at treating AD, including Alzhemed(TM).

Research and development expenses, before research tax credits and grants, amounted to $18,782,000 for the year ended June 30, 2003, compared to $15,304,000 for the year ended June 30, 2002. The increase is a direct result of the Company's product candidates progression to more advanced stages of clinical development during the year. Alzhemed(TM) and Cerebril(TM) were in Phase II clinical trials during the current year, compared to Phase I last year, and Fibrillex(TM) completed patient recruitment for its Phase II/III clinical trial during fiscal year 2003. As at June 30, 2003, approximately 240 patients were enrolled in clinical trials compared to approximately 50 patients a year earlier.

Research tax credits amounted to $1,410,000 for the year ended June 30, 2003, compared to $1,048,000 for the corresponding prior year period. The increase is in line with the corresponding increase in research and development expenses qualifying for such tax credits.

Research grants and other amounted to $1,895,000 for the year ended June 30, 2003, compared to $2,071,000 for the corresponding prior year period. Research grants refer principally to investment contributions under the TPC Program received by the Company for the development of Alzhemed(TM) as well as payments received from the FDA for the development of Fibrillex(TM).

General and administrative expenses amounted to $7,184,000 for the fiscal year 2003, compared to $3,698,000 for the fiscal year 2002. The increase is mainly due to the hiring of new employees, increased awareness and educational activities related to AA Amyloidosis, increased professional fees due to increased corporate development activities, as well as non-recurring expenses of $873,000 incurred in connection with the departure of two senior officers.

Depreciation and amortization expense for the fiscal year 2003 increased to $1,197,000, compared to $888,000 for fiscal year 2002. The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment, as well as additions to patent costs, during the past year.

Interest and bank charges for the fiscal year 2003 amounted to $144,000, compared to $232,000 for the fiscal year 2002. The decrease is primarily attributable to lower external fees associated with the management of the Company's cash resources.

Interest income for the year ended June 30, 2003 amounted to $800,000, compared to $1,144,000 for the same period the previous year. The decrease results from lower average cash balances in the current year, compared to the same period last year.

Gain on disposal of intellectual property amounted to $3,484,000 in fiscal 2003 and represents the gain realized on the technology transfer related to the Company's pre-clinical Diabetes program to Innodia, as described previously.

Net loss for the year ended June 30, 2003 amounted to $19,618,000 ($0.90 per share), compared to $13,475,000 for the year ended June 30, 2002 ($0.75 per share).

QUARTERLY RESULTS (UNAUDITED)
(in thousand of Canadian dollars, except per share data)

                                                                   NET LOSS PER SHARE
QUARTER                                      REVENUE     NET LOSS   BASIC AND DILUTED
-------                                      -------     --------   -----------------
                                                   $            $            $
Six-month period ended December 31, 2003
First                                             --      (6,787)        (0.28)
Second                                            --      (9,986)        (0.34)

Year ended June 30, 2003
First                                             --      (3,962)        (0.20)
Second                                            --      (6,577)        (0.31)
Third                                             --      (5,609)        (0.25)
Fourth                                            --      (3,470)        (0.15)

Year ended June 30, 2002
First                                          1,117      (1,660)        (0.09)
Second                                         1,154      (2,844)        (0.16)
Third                                             --      (4,277)        (0.24)
Fourth                                            --      (4,694)        (0.26)

PICCHIO MANAGEMENT SERVICES AGREEMENT

On March 1, 2003, Neurochem entered into a management services agreement with Picchio International into which Picchio Pharma, the Company's largest shareholder, intervened. Picchio International is wholly-owned by Dr. Bellini and his spouse. The management services agreement stipulates that Picchio International provides the services of Dr. Bellini, O.C., as Chairman and Chief Executive Officer of the Company and services of other members of Picchio International and Picchio Pharma. Under the agreement, Picchio International and Picchio Pharma, provide regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities. In consideration of all services rendered under the agreement, Picchio International receives a monthly fee of $80,000. This amount includes all direct and indirect costs and expenses, including travel and all other out-of-pocket expenses, incurred by Dr. Bellini, Picchio International and Picchio Pharma relating to the services provided pursuant to such agreement. The agreement also provides for performance-based fees determined at the discretion of the Board of Directors.

FINANCIAL CONDITION

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

As at December 31, 2003, Neurochem's future contractual commitments are principally for obligations under capital leases related to research equipment acquisition, operating leases for facilities and office equipment, as well as management fees to Picchio International. Obligations by year of maturity, and future rental payments under operating lease agreements are presented below. The Company does not have any purchase obligations as of December 31, 2003. The Company has not engaged in off-balance sheet financing or commodity contract trading.

                                                          PAYMENTS DUE BY PERIOD
                                               (IN THOUSAND OF CANADIAN DOLLARS)
                                               ---------------------------------
                                    LESS THAN                          MORE THAN
CONTRACTUAL OBLIGATIONS   TOTAL        1 YEAR    1-3 YEARS  3-5 YEARS    5 YEARS
-----------------------   -----        ------    ---------  ---------    -------
                              $             $            $          $          $
Obligations under
  capital leases             901          470          431        Nil        Nil
Operating leases           2,184          508        1,052        392        232
Management fees            1,120          960          160        Nil        Nil

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2003, Neurochem had cash, cash equivalents and marketable securities of $77,594,000, compared to $16,334,000 at June 30, 2003. The increase is due to funds received from the US and Canadian public offering, exercise of options and warrants, all being net of funds used in operations and for additions to property, equipment and patent costs.

Proceeds from the issue of share capital for the six months ended December 31, 2003, amounted to $86,448,000 and are mainly related to the US and Canadian public offering. In September 2003, the Company issued 5.75 million common shares at a price of $14.77 (US$10.87) per share. Total proceeds from the offering were $84,956,000 (US$62,502,500) while share issue expenses were $6,813,000. Proceeds from the issue of share capital for the year ended June 30, 2003, amounted to $17,981,000 and are mainly related to two investments made by Picchio Pharma during the year, for total cash consideration of $15,148,000. Refer to note 8 of the Consolidated Financial Statements for more details.

As at January 31, 2004, the Company had 29,860,565 common shares outstanding, as well as 2,213,088 options outstanding granted under the stock option plan. In addition, warrants to purchase four million common shares of the Company were outstanding.

Additions to property and equipment for the six months ended December 31, 2003, amounted to $916,000, compared to $1,638,000 and $946,000 for the twelve-month periods ended June 30, 2003 and 2002. The main additions to property and equipment for the six-month period ended December 31, 2003, were research equipment ($354,000) and software ($223,000). For the year ended June 30, 2003, additions to property and equipment amounted to $1,638,000, and consisted mainly of research equipment ($790,000) and software ($532,000). In the 2002 fiscal year, additions to property and equipment amounted to $946,000 and were mainly attributable to research equipment ($738,000). Additions to patent costs for the six-month period ended December 31, 2003, amounted to $739,000 compared to $538,000 and $1,156,000 for the twelve-month periods ended June 30, 2003 and 2002. The Company expects that capital expenditures should increase as research and development as well as intellectual property protection activities increase, and if the Company relocates its operations.

The Company invests available cash resources, in a manner consistent with a goal of capital preservation, liquidity and with limited credit risk, in liquid securities with varying terms to maturity not exceeding twelve months, selected with regard to the expected timing of expenditures to be incurred from continuing operations and prevailing interest rates.

The Company believes that its available cash and short-term investments, expected interest income, potential funding from research, potential partnerships and licensing agreements, research tax credits, grants, access to capital markets and support from its principal shareholder should be sufficient to finance the Company's operations and capital needs for the coming year. However, in light of the inherent uncertainties associated with the regulatory approval process and the Company's ability to secure additional research, partnerships and/or licensing agreements, further financing may be required to support the Company's operations in the future.

CRITICAL ACCOUNTING POLICIES

In preparing the Company's consolidated financial statements in conformity with GAAP, management is required to make certain estimates, judgements and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies which the Company considers to be critical are those that require the most difficult, subjective, or complex judgments and that are the most important to aid in fully understanding and evaluating its consolidated financial statements. These accounting policies are discussed in the following paragraphs.

Long-term investment is recorded at cost. The Company records an investment impairment charge when management believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments thereby possibly requiring an impairment charge in the future.

Property, equipment and patents costs are stated at cost and are amortized on a straight-line or declining balance basis. The Company regularly reviews property, equipment and patent costs for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets exceeds the sum of the expected cash flows from its uses and disposal. Management's judgment regarding the existence of impairment indicators are based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company's property, equipment or patent costs are impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial position and results of operations.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management provides valuation allowances against the future tax asset for amounts which are not considered "more likely than not" to be realized. In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company has determined that a 100% tax valuation allowance is necessary. In the event the Company were to determine that it would be able to realize its tax asset, an adjustment to the tax asset would increase income in the period such determination is made.

Research and development costs consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company's various research and development programs. Research and development costs are expensed as incurred. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility maintenance, utilities, office services, information technology and human resources. The Company reviews and accrues clinical trials expenses based on work performed, which relies on estimates of total costs incurred based on completion of patient studies and other events. The Company follows this method since reasonable dependable estimates of the costs applicable to various stages of a research agreement or clinical trial can be made. Accrued clinical costs are subject to revisions as trials progress to completion. Revisions are charged to expense in the period in which the facts that give rise to the revision become known.

RECENT ACCOUNTING PRONOUNCEMENTS

IMPAIRMENT AND DISPOSAL OF LONG-LIVED ASSETS

Effective July 1, 2003, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3063, Impairment or Disposal of Long-lived Assets and revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. These two Sections establish standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. There was no impact on the Company's financial statements as a result of the adoption of these recommendations.

RISKS AND UNCERTAINTIES

Since inception, Neurochem has experienced operating losses and products have not yet been marketed commercially. The Company's product candidates are in development and have not yet been approved for commercialization by regulatory authorities in any jurisdiction. The Company's business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, the adequacy of patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of the products, and competition from pharmaceutical and other biotechnology companies.

Product research and development involves a high degree of risk and returns to investors are dependent upon successful development and commercialization of the Company's products. There can be no assurance that development of any product will be successfully completed or that regulatory approval of any of the Company's products under development will be obtained. Furthermore, there can be no assurance that existing products or new products developed by competitors will not be more effective, or more effectively marketed and sold, than any that may be developed by the Company.

Because of the length of time and expense associated with bringing new products through development, obtaining regulatory approval and bringing products to market, the Company places considerable importance on obtaining and maintaining patent and trade secret protection for significant discoveries. There can be no assurance that any pending patent application filed by the Company will mature into an issued patent. Furthermore, there can be no assurance that existing or pending patent claims will offer protection against competition, or will not be designed around or infringed upon by others. Commercial success will also depend in part on the Company not infringing patents or proprietary rights of others.

The Company is currently dependent on third parties for a variety of functions and may enter into future collaborations for the development, manufacture and commercialization of products. There is no assurance that the arrangements with these third parties will provide benefits the Company expects. There can also be no assurance that the Company will be successful in marketing and distributing products, or that the Company will be able to make adequate arrangements with third parties for such purposes. There can be no assurance that the Company will generate revenue or achieve profitability.

Significant funding is required for ongoing research and development, clinical trials, commercial manufacturing of products and the establishment of sales and marketing teams necessary for the launch and ongoing sales of new products. In addition, major financial resources are necessary until such time as the products are commercialized and sold successfully, and sales are sufficient to generate profits. The Company intends to raise additional financing, as required, through research, partnership and licensing agreements, the exercise of options and warrants, and through equity and/or debt financing. However, there can be no assurance that these financing efforts will be successful or that the Company will continue to be able to meet its ongoing cash requirements. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the results of scientific and clinical research, the Company's ability to attain regulatory approvals, the market acceptance of the Company's products, the state of the capital markets generally (with particular reference to pharmaceutical, biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.

On behalf of Management,




[signed]
Claude Michaud
Senior Vice President, Finance & Chief Financial Officer

Saint-Laurent, Quebec, Canada
February 13, 2004

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, Neurochem's management maintains systems of internal accounting and administrative controls to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. These consolidated financial statements may include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly in all material respects.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board, and none of its members are involved in the daily operations of the Company. The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the consolidated financial statements.

The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for recommendation by the Board and approval by the shareholders, the re-appointment of the external auditors.

The consolidated financial statements have been audited on behalf of the shareholders by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. The external auditors have full and free access to the Audit Committee with respect to their findings concerning the fairness of the financial reporting and the adequacy of internal controls.

[Signed]                                      [Signed]
Francesco Bellini, O.C.                       Claude Michaud
Chairman and Chief Executive Officer          Senior Vice President, Finance and
                                              Chief Financial Officer
Saint-Laurent, Canada
February 13, 2004

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Neurochem Inc. as at December 31, 2003 and June 30, 2003 and the consolidated statements of operations, deficit and cash flows for the six-month period ended December 31, 2003, each of the years in the two-year period ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and June 30, 2003 and the results of its operations and its cash flows for the six-month period ended December 31, 2003, each of the years in the two-year period ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

[Signed]
Chartered Accountants

Montreal, Quebec, Canada
February 13, 2004

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND JUNE 30, 2003 (IN THOUSANDS OF CANADIAN DOLLARS) (IN ACCORDANCE WITH CANADIAN GAAP)


                                                  DECEMBER 31,  DECEMBER 31,  JUNE 30,
                                                         2003          2003       2003
                                                  ------------  ------------  --------
                                                      (US$ --         (CDN$)     (CDN$)
                                                   NOTE 2 (l))
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                              11,506       14,869        6,450
Marketable securities                                  48,537       62,725        9,884
Grants receivable (note 3)                                 --           --          529
Sales taxes and other receivables                         558          721          882
Research tax credits receivable                         1,633        2,111        1,174
Prepaid expenses and deposits                           1,293        1,671          928
                                                      -------      -------      -------
                                                       63,527       82,097       19,847

Long-term security deposits (note 9 (d))                  175          226          236

Long-term investment (note 4)                           3,421        4,421        4,421

Property and equipment (note 5)                         3,512        4,539        4,070

Patent costs (note 6)                                   2,277        2,942        2,586
                                                      -------      -------      -------
                                                       72,912       94,225       31,160
                                                      =======      =======      =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                        1,602        2,070        3,054
Accrued liabilities                                     2,901        3,749        2,359
Current portion of obligations under
  capital leases (note 7)                                 329          425          411
                                                      -------      -------      -------
                                                        4,832        6,244        5,824

Obligations under capital leases (note 7)                 322          416          633
                                                      -------      -------      -------
                                                        5,154        6,660        6,457
                                                      -------      -------      -------
SHAREHOLDERS' EQUITY:
Share capital (note 8)                                134,587      173,930       87,482
Deficit                                               (66,829)     (86,365)     (62,779)
                                                      -------      -------      -------
                                                       67,758       87,565       24,703
Commitments and contingencies (notes 3 (a) and 9)
                                                      -------      -------      -------
                                                       72,912       94,225       31,160
                                                      =======      =======      =======

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors by:

[Signed]                                    [Signed]
Graeme K. Rutledge                          Colin Bier, Ph.D.
Director                                    Director

CONSOLIDATED STATEMENTS OF OPERATIONS

SIX-MONTH PERIOD ENDED DECEMBER 31, 2003, YEARS ENDED JUNE 30, 2003 AND 2002 AND FOR THE PERIOD FROM INCEPTION (JUNE 17, 1993) TO DECEMBER 31, 2003 (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE DATA) (IN ACCORDANCE WITH CANADIAN GAAP)


                                             SIX-MONTH PERIOD                            CUMULATIVE
                                           ENDED DECEMBER 31,    YEARS ENDED JUNE 30,         SINCE
                                           ------------------    --------------------  INCEPTION OF
                                              2003       2003        2003        2002    OPERATIONS
                                           -------    -------     -------     -------   -----------
                                           (US$ --      (CDN$)      (CDN$)     (CDN$)       (CDN$)
                                          NOTE 2 (l))
REVENUES:
Research contracts                             --          --          --       2,271       9,216
License fees                                   --          --          --          --       1,106
                                          -------     -------     -------     -------     -------
                                               --          --          --       2,271      10,322
                                          -------     -------     -------     -------     -------
EXPENSES:
Research and development                    6,594       8,522      18,782      15,304      76,630
Research tax credits                         (707)       (914)     (1,410)     (1,048)    (10,290)
Research grants and other                    (161)       (208)     (1,895)     (2,071)     (7,816)
                                          -------     -------     -------     -------     -------
                                            5,726       7,400      15,477      12,185      58,524
General and administrative                  5,768       7,454       7,184       3,698      29,675
Depreciation of property and equipment        431         557       1,019         758       3,592
Amortization of patent costs                   69          89         178         130         630
Interest and bank charges                      35          46         144         232         908
                                          -------     -------     -------     -------     -------
                                           12,029      15,546      24,002      17,003      93,329
                                          -------     -------     -------     -------     -------
Net loss before undernoted items          (12,029)    (15,546)    (24,002)    (14,732)    (83,007)
                                          -------     -------     -------     -------     -------
INVESTMENT AND OTHER INCOME:
Interest income                               402         520         800       1,144       5,484
Foreign exchange gain (loss)               (1,352)     (1,747)        100         113      (1,499)
Gain on disposal of intellectual
  property (note 4)                            --          --       3,484          --       3,484
                                          -------     -------     -------     -------     -------
                                             (950)     (1,227)      4,384       1,257       7,469
                                          -------     -------     -------     -------     -------
Net loss before income taxes              (12,979)    (16,773)    (19,618)    (13,475)    (75,538)

INCOME TAXES:
Quebec credit for losses                       --          --          --          --         700
                                          -------     -------     -------     -------     -------
NET LOSS                                  (12,979)    (16,773)    (19,618)    (13,475)    (74,838)
                                          =======     =======     =======     =======     =======
NET LOSS PER SHARE (note 12):
Basic and diluted                           (0.49)      (0.63)      (0.90)      (0.75)
                                          =======     =======     =======     =======     =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT

SIX-MONTH PERIOD ENDED DECEMBER 31, 2003, YEARS ENDED JUNE 30, 2003 AND 2002 AND FOR THE PERIOD FROM INCEPTION (JUNE 17, 1993) TO DECEMBER 31, 2003 (IN THOUSANDS OF CANADIAN DOLLARS) (IN ACCORDANCE WITH CANADIAN GAAP)


                                             SIX-MONTH PERIOD                            CUMULATIVE
                                           ENDED DECEMBER 31,    YEARS ENDED JUNE 30,         SINCE
                                           ------------------    --------------------  INCEPTION OF
                                            2003         2003         2003        2002   OPERATIONS
                                          -------     -------      -------      -------     -------
                                           (US$ --      (CDN$)      (CDN$)     (CDN$)       (CDN$)
                                          NOTE 2 (l))
Deficit, beginning of period             (48,578)     (62,779)     (42,624)     (29,149)         --
Net loss                                 (12,979)     (16,773)     (19,618)     (13,475)    (74,838)
Share issue costs                         (5,272)      (6,813)        (537)          --     (11,527)
                                         -------      -------      -------      -------     -------
Deficit, end of period                   (66,829)     (86,365)     (62,779)     (42,624)    (86,365)
                                         =======      =======      =======      =======     =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX-MONTH PERIOD ENDED DECEMBER 31, 2003, YEARS ENDED JUNE 30, 2003 AND 2002 AND FOR THE PERIOD FROM INCEPTION (JUNE 17, 1993) TO DECEMBER 31, 2003 (IN THOUSANDS OF CANADIAN DOLLARS) (IN ACCORDANCE WITH CANADIAN GAAP)


                                              SIX-MONTH PERIOD                            CUMULATIVE
                                            ENDED DECEMBER 31,    YEARS ENDED JUNE 30,         SINCE
                                            ------------------    --------------------  INCEPTION OF
                                             2003         2003         2003        2002   OPERATIONS
                                           -------     -------      -------      -------     -------
                                            (US$ --      (CDN$)      (CDN$)     (CDN$)       (CDN$)
                                           NOTE 2 (l))
CASH FLOWS FROM
OPERATING ACTIVITIES:
Net loss                                     (12,979)    (16,773)    (19,618)    (13,475)    (74,838)
ADJUSTMENTS FOR:
Gain on disposal of intellectual property         --          --      (3,484)         --      (3,484)
Depreciation and amortization                    500         646       1,197         888       4,222
Write-off of patents                              --          --          --         119         119
Shares issued for services                        --          --          --          --          41
CHANGES IN OPERATING ASSETS
    AND LIABILITIES:

Grants receivable                                409         529         488         (37)         --
Sales taxes and other receivables                125         161        (477)         12        (721)
Research tax credits receivable                 (725)       (937)       (456)         34      (2,111)
Prepaid expenses and deposits                   (567)       (733)       (689)        (31)     (1,896)
Accounts payable and accrued liabilities         457         590       1,086       1,565       6,038
                                            --------    --------    --------    --------    --------
                                             (12,780)    (16,517)    (21,953)    (10,925)    (72,630)
                                            --------    --------    --------    --------    --------
CASH FLOWS FROM
FINANCING ACTIVITIES:
Proceeds from issue of share capital          66,893      86,448      17,981          11     173,888
Share issue costs                             (5,272)     (6,813)       (537)         --     (11,527)
Proceeds from sale-leaseback                      --          --          --       1,649       2,168
Repayment of obligations under
  capital lease                                 (157)       (203)       (552)       (618)     (2,321)
                                            --------    --------    --------    --------    --------
                                              61,464      79,432      16,892       1,042     162,208
                                            --------    --------    --------    --------    --------
CASH FLOWS FROM
INVESTING ACTIVITIES:
Additions to property and equipment             (709)       (916)     (1,638)       (946)     (7,196)
Additions to patent costs                       (572)       (739)       (538)     (1,156)     (4,197)
Long-term investment                              --          --        (591)         --        (591)
Proceeds from (investment in)
  marketable securities                      (40,888)    (52,841)     13,129       7,045     (62,725)
                                            --------    --------    --------    --------    --------
                                             (42,169)    (54,496)     10,362       4,943     (74,709)
                                            --------    --------    --------    --------    --------
Net increase (decrease) in cash and
  cash equivalents                             6,515       8,419       5,301      (4,940)     14,869
Cash and cash equivalents,
  beginning of period                          4,991       6,450       1,149       6,089          --
                                            --------    --------    --------    --------    --------
Cash and cash equivalents,
  end of period                               11,506      14,869       6,450       1,149      14,869
                                            ========    ========    ========    ========    ========

Supplemental disclosures to cash flow statements (note 13). See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED DECEMBER 31, 2003, YEARS ENDED JUNE 30, 2003 AND 2002 AND FOR THE PERIOD FROM INCEPTION (JUNE 17, 1993) TO DECEMBER 31, 2003 (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE DATA)

1.  ORGANIZATION AND BUSINESS ACTIVITIES:

Neurochem Inc. (the "Company" or "Neurochem"), incorporated under the Canada Business Corporations Act in 1993, is a Canadian based biopharmaceutical company focused on the development and commercialization of innovative therapeutics for neurological disorders.

Since inception, the business activities of the Company have been devoted principally to research and development of the Company's core technology platform, amyloid inhibitors, which focuses on the design and synthesis of chemical compounds that inhibit the formation, deposition and toxicity of amyloid fibrils implicated as the underlying causes of certain diseases. The Company's therapeutic focus is on developing innovative treatments for neurological disorders. The diseases currently targeted by the Company include Alzheimer's Disease, Hemorrhagic Stroke due to Cerebril Amyloid Angiopathy ("CAA"), and certain Systemic Amyloidosis disorders. In addition, the Company is also conducting development programs for other neurological disorders principally Epileptic Seizures induced by Traumatic Brain Injury. In the fiscal period ended June 30, 2003, the Company disposed of its intellectual property rights for Diabetes Type II (see note 4). The status of the Company's principal product candidates are as follows:

DISEASE INDICATION                  PRODUCT CANDIDATES                      STAGE OF DEVELOPMENT
------------------                  ------------------                      --------------------
Amyloid A (AA) Amyloidosis                Fibrillex(TM)               Phase II/III clinical trial
Alzheimer's Disease                        Alzhemed(TM)       Phase III clinical trials in design
Hemorrhagic Stroke due to CAA              Cerebril(TM)                   Phase II clinical trial
Epileptic Seizures induced by
    Traumatic Brain Injury        Lead compound NC-1461                      Pre-clinical testing


Neurochem is considered to be in the development stage, with a significant emphasis on clinical trials for three of its product candidates. Since inception, substantially all of the Company's research and development expenditures, capital expenditures, including costs incurred to secure patents, and all revenues from milestone payments and research contracts, relate to the Company's core technology platform.

2.  SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A reconciliation of the net loss and shareholders' equity to US GAAP is presented in note 16.

(a)  PRINCIPLES OF CONSOLIDATION:
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)  CASH AND CASH EQUIVALENTS:
The Company considers all investments with maturities of three months or less that are highly liquid and readily convertible into cash to be cash equivalents.

(c)  MARKETABLE SECURITIES:

Marketable securities are investments with maturities greater than three months and less than a year, and consist principally of commercial paper. Interest bearing financial assets are intended to be held to maturity and are carried at amortized cost. Interest is recognized on an effective yield basis. These investments are written down to their estimated fair market value when this amount is less than amortized cost, unless the Company has reason to believe it will be able to recover the carrying amount. Estimated fair market value is based on quoted market prices.

(d)   LONG-TERM INVESTMENT:
The long-term investment is recorded at cost. When, in the opinion of management, a permanent decline in value has occurred, the investment is written down to its estimated realizable value. In determining the estimated realizable value, management relies on its judgment and knowledge of the investment and of general business and economic conditions that prevail and are expected to prevail. These estimates are limited due to the uncertainty of predictions concerning future events.

(e)   PROPERTY AND EQUIPMENT:
Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation and amortization are provided at the following annual rates:


ASSET                                                BASIS           RATE/PERIOD
-----                                                -----           -----------
Research equipment                       Declining balance                   20%
Office equipment                         Declining balance                   20%
Computer hardware                        Declining balance                   30%
Computer software                            Straight-line                  100%
Equipment under capital leases           Declining balance                20-30%
Leasehold improvements                       Straight-line         Over the term
                                                                    of the lease

(f)  PATENT COSTS:

The capitalized amount with respect to patents relates to direct costs incurred in connection with securing the patents. Patents are stated at cost and are amortized using the straight-line method over the life of the patent ranging from 17 to 20 years. The cost of the patents does not necessarily reflect their present or future value and the amount ultimately recoverable is dependent upon the continued development and successful commercialization of the related products.

(g)  IMPAIRMENT AND DISPOSAL OF LONG-LIVED ASSETS:

Effective July 1, 2003, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA"), Handbook Section 3063, Impairment or Disposal of Long-lived Assets and revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Together, these two Sections supersede the write-down and disposal provisions of Section 3061, Property, Plant and Equipment as well as Section 3475, Discontinued Operations.

Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Section 3475 provides specified criteria for classifying an asset as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell.

Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished from the rest of the Company, and changes the timing of recognizing losses on such operations.

(h)  REVENUE RECOGNITION:

Revenue from research contracts is recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met. Revenue subject to the achievement of milestones is recorded only when the specified events have occurred and collectibility is reasonably assured.

Up-front payments and initial technology access fees are deferred and recognized as revenue on a systematic basis over the period that the related products or services are delivered and all obligations are performed.

License fees are recorded when conditions and events under the license agreement have occurred and collectibility is reasonably assured.

(i)  RESEARCH AND DEVELOPMENT:

Research expenditures are expensed as incurred. Development expenditures are capitalized when they meet the criteria for capitalization in accordance with Canadian GAAP and the future benefits could be regarded as being reasonably certain. At December 31, 2003 and June 30, 2003, no development costs were deferred.

(j)  GOVERNMENT ASSISTANCE:

Government assistance, consisting of grants and research tax credits, is recorded as a reduction of the related expense or the cost of the asset acquired. Government assistance is recorded in the accounts when reasonable assurance exists that the Company has complied with the terms and conditions of the approved grant program or, for tax credits, when there is reasonable assurance that they will be realized.

(k)  FOREIGN EXCHANGE:

Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Other balance sheet items denominated in foreign currencies are translated at rates of exchange in effect at the transaction date. Income and expenses denominated in foreign currencies are translated at rates of exchange in effect at the transaction date. Translation gains and losses are included in income.

The Company's foreign subsidiaries are considered to be integrated foreign operations and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of operations.

(l)  TRANSLATION OF CONVENIENCE:

The Company's functional currency is the Canadian dollar. The Company has also presented the consolidated financial statements as at and for the period ended December 31, 2003 in US dollars using the convenience translation method whereby all Canadian dollar amounts were converted into US dollars at the noon exchange rate quoted by the Bank of Canada at December 31, 2003, which was $0.7738 US dollar per Canadian dollar. The information in US dollars is presented only for the convenience of some readers and thus has limited usefulness. This translation should not be viewed as a representation that such Canadian dollar amounts actually represent such US dollar amounts or could be or would have been converted into US dollars at the rate indicated.

(m)  STOCK-BASED COMPENSATION PLAN:

For stock-based employee compensation awards, the Company follows the settlement method of accounting. Under this method, no compensation expense is recognized in the consolidated statement of operations when stock options are issued to employees. Any consideration received from the plan participants upon exercise of stock options is credited to share capital. All stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after July 1, 2002, are accounted for using the fair value method.

The Company discloses the pro forma effect of accounting for all stock-based awards granted after July 1, 2002 under the fair value-based method (refer to note 12).

(n)  INCOME TAXES:

The Company utilizes the asset and liability method for accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

(o)  EARNINGS PER SHARE:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(p)  USE OF ESTIMATES:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and patent costs, estimating accruals for clinical trial expenses, as well as assessing the recoverability of the long-term investment, research tax credits and future tax assets. The reported amounts and note disclosures are determined to reflect the most probable set of economic conditions and planned course of actions. Actual results could differ from these estimates.

3.  GRANTS RECEIVABLE:

(a)  TECHNOLOGY PARTNERSHIPS CANADA PROGRAM:

During the year ended June 30, 2000, the Company signed an agreement with the federal Ministry of Industry under its Technology Partnerships Canada Program (the "Agreement"). Under the Agreement, the Company is entitled to a financial contribution based on eligible expenditures incurred by the Company with respect to a project for the development of effective oral therapeutics for Alzheimer's Disease.

The Company submitted total claims under the Agreement in the amount of nil for the six-month period ended December 31, 2003, (year ended June 30, 2003--$1,498, June 30, 2002--$2,019, June 30, 2001--$1,777 and June 30, 2000--$1,443) for a
cumulative amount of $6,737. The Company recorded nil for the six-month period ended December 31, 2003 (year ended June 30, 2003--$1,405, June 30, 2002--$1,657) in "research grants and other" in the consolidated statements of operations and nil at December 31, 2003 (year ended June 30, 2003--$93 and June 30, 2002--$362) against property and equipment.

Under the Agreement, the Company is committed to pay the federal government royalties equal to 7.24% of gross revenues realized from the commercialization of effective orally-administered therapeutics for the treatment of Alzheimer's Disease until June 30, 2010. After June 30, 2010, the Company may have to continue to pay royalties until such time as the aggregate amount of royalties paid pursuant to the Agreement reaches $20,540.

(b)  FOOD AND DRUG ADMINISTRATION:

During the year ended June 30, 2002, the Company was awarded a $1,400 grant from the US Food and Drug Administration for certain direct costs to be incurred by the Company for a Phase II/III trial of Fibrillex(TM). Funds under the grant are expected to be received by the Company in equal quarterly instalments over a period of three years. Included in "research grants and other" on the statement of operations for the six months ended December 31, 2003 is an amount of $199 (year ended June 30, 2003--$460; June 30, 2002--$356) received under this agreement.

4.  LONG-TERM INVESTMENT:

In May 2003, the Company entered into the following transactions with respect to its Diabetes Type II pre-clinical program:

(i) the Company disposed of its intellectual property rights relating to the pre-clinical diabetes program, including an exclusive perpetual, royalty-free, worldwide license to Innodia Inc. ("Innodia"), a privately held Canadian biopharmaceutical company. The carrying value of these rights, which amounted to $346, was exchanged for 1,904,464 Innodia common shares having a fair market value of $5,400. The fair market value of the Innodia common shares was determined based on the pricing of a $7,000 private placement financing completed by Innodia concurrent with this transaction.

     Since the Company transferred its ownership of a controlled productive asset to Innodia in exchange for a non-controlling equity interest of 31% in Innodia, the Company accounted for this transaction as a partial sale and recognized a gain on the transaction only to the extent of the interest of the other shareholders in Innodia. Accordingly, the gain on sale of intellectual property rights of $3,484, included in the June 30, 2003 statement of operations, represents approximately 69% of the total gain of $5,054 on the transaction;

(ii) the Company subscribed for 176,339 Class A1 preferred shares of Innodia as part of a private placement for a cash consideration of $500, plus related costs of $91.

In June 2003, the Company transferred its 31% interest in Innodia to a holding company which is controlled indirectly by a shareholder. As consideration for this transfer, Neurochem received 176,339 non-voting Class A1 participating preferred shares, 1,904,464 non-voting, participating Class A common shares and 352,537 voting, non-participating Class V preferred shares. The Class A1 preferred shares are convertible into common shares on a one-for-one basis at any time at the option of the holder and automatically convertible under specified circumstances. As a result, this Company holds the same economic interest as that held directly in Innodia prior to the transfer. At December 31, 2003 and June 30, 2003, the Company's long-term investment represents voting rights of approximately 12% and equity ownership of approximately 70% in the holding company.

5.  PROPERTY AND EQUIPMENT:


                                                                    DECEMBER 31,
                                                                            2003
                                                                    ------------
                                                      ACCUMULATED
                                                 DEPRECIATION AND       NET BOOK
                                              COST   AMORTIZATION          VALUE
                                              ----   ------------          -----
                                                 $              $              $
Research equipment                           2,900          1,383          1,517
Computer hardware and software               1,820            964            856
Office equipment                               654            229            425
Equipment under capital leases               1,198            503            695
Leasehold improvements                       1,559            513          1,046
                                             -----          -----          -----
                                             8,131          3,592          4,539
                                             =====          =====          =====

                                                                        JUNE 30,
                                                                            2003
                                                                        --------
                                                      ACCUMULATED
                                                 DEPRECIATION AND       NET BOOK
                                              COST   AMORTIZATION          VALUE
                                              ----   ------------          -----
                                                 $              $              $
Research equipment                             484          1,253          1,231
Computer hardware and software               1,331            750            581
Office equipment                               560            187            373
Equipment under capital leases               1,198            429            769
Leasehold improvements                       1,532            416          1,116
                                             -----          -----          -----
                                             7,105          3,035          4,070
                                             =====          =====          =====

Included in "depreciation of property and equipment" in the consolidated statements of operations is depreciation of equipment under capital leases of $74 (June 30, 2003--$251; June 30, 2002--$245).

6.  PATENT COSTS:


                                                      DECEMBER 31,      JUNE 30,
                                                             2003          2003
                                                      ------------      --------
                                                                $              $
Cost                                                        3,391          2,946
Accumulated amortization                                      449            360
                                                            -----          -----
                                                            2,942          2,586
                                                            =====          =====

The remaining weighted average amortization period of patent costs at December 31, 2003 is 15.6 years (June 30, 2003--15.4 years; 2002--16.2 years). The estimated amortization expense for each of the next five years is approximately $217 per annum or $1,085 in the aggregate.

7.  OBLIGATIONS UNDER CAPITAL LEASES:
Minimum lease payments under capital leases expiring in November 2005 are as follows:


                                                        DECEMBER 31,    JUNE 30,
                                                               2003        2003
                                                       ------------    --------
                                                                $              $
2004                                                            470          470
2005                                                            431          470
2006                                                             --          196
                                                              -----        -----
                                                                901        1,136
Less amount representing interest at a rate of 6.88%             60           92
                                                              -----        -----
                                                                841        1,044
Less current portion                                            425          411
                                                              -----        -----
                                                                416          633
                                                              =====        =====

Interest expense related to obligations under capital leases for the six-month period ended December 31, 2003 was $33 (year ended June 30, 2003--$92; June 30, 2002--$80) and is included in "interest and bank charges" in the consolidated statements of operations.

In December 2001, the Company entered into a sale-leaseback agreement with a Canadian chartered bank to sell previously acquired research equipment and concurrently leased the same property back over a four-year period. The Company received proceeds from the sale in the amount of $1,649.

8.  SHARE CAPITAL:

(a)  THE AUTHORIZED SHARE CAPITAL OF THE COMPANY CONSISTS OF:

o  an unlimited number of voting common shares

o an unlimited number of non-voting preferred shares, issuable in one or more series

(b)  ISSUED AND OUTSTANDING:

The issued and outstanding share capital consists of:


                                                  DECEMBER 31,          JUNE 30,
                                                         2003               2003
                                                  ------------          --------
                                                             $                 $
29,775,127 common shares (June 30, 2003--
    23,483,024 common shares                          173,930             87,482
                                                   ----------           --------

Changes in the issued and outstanding common shares for the fiscal periods ended June 30, 2002 and 2003 and the six-month period ended December 31, 2003 were as follows:

                                                      NUMBER             DOLLARS
                                                   ----------           --------
Balance, June 30, 2001                             17,996,219             69,490
Exercise of options                                    32,125                 11
                                                   ----------           --------
Balance, June 30, 2002                             18,028,344             69,501
Issued for cash from private placement (i)          4,000,000             15,148
Exercise of warrants                                  836,644              1,904
Exercise of options                                   618,036                929
                                                   ----------           --------
Balance, June 30, 2003                             23,483,024             87,482
Issued for cash from public offering (ii)           5,750,000             84,956
                                                   ----------           --------
Exercise of warrants                                  106,785                192
Exercise of options                                   435,318              1,300
                                                   ----------           --------
Balance, December 31, 2003                         29,775,127            173,930
                                                   ==========           ========


      June 30, 2003:

(i) On July 25, 2002 and February 18, 2003, the Company completed equity financing agreements with Picchio Pharma Inc. In July 2002, the Company issued 2.8 million units at a cost of $2.50 per unit, and received aggregate proceeds of $7,000. The units were comprised of one common share and one warrant exercisable any time within a three-year period at the exercise price of $3.13. The warrants expire on July 25, 2005.

      In February 2003, the Company issued 1.2 million units at a cost of $6.79 per unit and received aggregate proceeds of $8,148. The units were comprised of one common share and one warrant exercisable any time within a three-year period at an exercise price of $7.81. The warrants expire on February 18, 2006.

      Share issue costs related to these transactions were charged to the deficit.

      December 31, 2003:

(ii) In September 2003, the Company completed a public offering for the issuance and sale of 5.75 million common shares at a price of $14.77 (US$10.87) per share. The total proceeds of the offering to the Company was $84,956. Total share issue expenses of $6,813 were charged to the deficit.

(c)   STOCK OPTION PLAN:

Under its stock option plan, the Company may grant options to purchase common shares to employees, directors, officers, consultants and members of the Scientific and Clinical Advisory Boards of the Company. The terms, number of common shares covered by each option as well as the permitted frequency of the exercise of such options is determined by the Board of Directors. In general, options vest over periods up to five years. In the period ended December 31, 2003, the shareholders approved an increase of 1,241,794 in the number of common shares reserved for issuance under the plan, from 3,196,973 common shares to 4,438,767 common shares. The maximum number of common shares which may be optioned in favor of any single individual shall not exceed 5% of the issued and outstanding common shares of the Company. The option price per share will, in no circumstances, be lower than the fair market value of the common shares at the date of the grant of the option, less any discount permitted by any regulatory authority. In no event may the term of any option exceed ten years from the date of the grant of the option.

Changes in outstanding options issued under the stock option plan for the fiscal periods ended June 30, 2002 and 2003 and the six-month period ended December 31, 2003 were as follows:

                                                                        WEIGHTED
                                                                         AVERAGE
                                                        NUMBER    EXERCISE PRICE
                                                        ------    --------------
Options outstanding, June 30, 2001                   1,300,725              1.93
Granted                                                704,400              3.00
Exercised                                              (22,125)             0.36
Cancelled or expired                                   (19,500)             3.13
                                                     ---------             -----
Options outstanding, June 30, 2002                   1,963,500              2.32
                                                     ---------             -----
Granted                                                909,000              7.22
Exercised                                             (577,036)             1.59
Cancelled or expired                                    (3,620)             3.25
                                                     ---------             -----
Options outstanding, June 30, 2003                   2,291,844              4.48
Granted                                                342,000             21.70
Exercised                                             (335,318)             2.87
                                                     ---------             -----
Options outstanding, December 31, 2003               2,298,526              7.23
                                                     =========             =====

The following table summarizes information about options outstanding and exercisable at December 31, 2003:

                                                                WEIGHTED AVERAGE
                                                                       REMAINING
                                        OPTIONS        OPTIONS  CONTRACTUAL LIFE
EXERCISE PRICE/SHARE                OUTSTANDING    EXERCISABLE            (YEARS)
--------------------                -----------    -----------  ----------------
$ 0.36 - $ 0.65                         220,000        220,000               3.3
$ 2.99 - $ 3.75                         848,193        547,237               7.1
$ 5.30 - $ 6.79                         362,333        172,458               8.9
$ 8.11 - $ 9.85                         526,000        108,062               9.1
$18.75 - $23.35                         342,000         93,600               9.9
                                      ---------      ---------               ---
                                      2,298,526      1,141,357               7.9
                                     ==========      =========               ===

(d)  OTHER OUTSTANDING OPTIONS AT DECEMBER 31, 2003:

The Company had previously issued 400,000 options to purchase common shares at prices ranging from US$0.20 to US$2.50 per share which are not covered by the stock option plan. In the six-month period ended December 31, 2003, 100,000 (41,000 and 10,000 in the fiscal periods ended June 30, 2003 and 2002, respectively) of these options were exercised for gross proceeds of $337 ($12 and $3 in the fiscal periods ended June 30, 2003 and 2002, respectively). There are no such options remaining at December 31, 2003.

(e)   OUTSTANDING WARRANTS AT DECEMBER 31, 2003:

Each warrant entitles the holder to purchase one common share. Changes in outstanding warrants issued in connection with various private placements over the course of the last three fiscal periods were as follows:

                                                                                          WEIGHTED
                                                                                           AVERAGE
                                                                      NUMBER        EXERCISE PRICE
                                                                      ------        --------------
Warrants outstanding, June 30, 2001                                    977,876            2.22
Exercised                                                              (34,447)           2.31
                                                                     ---------            ----
Warrants outstanding, June 30, 2002                                    943,429            2.22
Issued in connection with private placement (note 8 (b) (i))         4,000,000            4.53
Exercised                                                             (836,644)           2.28
                                                                     ---------            ----
Warrants outstanding, June 30, 2003                                  4,106,785            4.46
Exercised                                                             (106,785)           1.80
                                                                     ---------            ----
Warrants outstanding, December 31, 2003                              4,000,000            4.53
                                                                     =========            ====


The following table summarizes information about outstanding warrants at December 31, 2003:


WARRANTS                                            EXERCISE PRICE        EXPIRY
--------                                            --------------        ------
                                                                $
2,800,000                                                    3.13     July 2005
1,200,000                                                    7.81     Feb. 2006
---------                                                    ----
4,000,000                                                    4.53
=========                                                    ====


9.  COMMITMENTS:

(a)  OPERATING LEASES:

Minimum annual lease payments for the next five years and thereafter under operating leases relating to premises are as follows:

                                                                               $
2004                                                                         508
2005                                                                         428
2006                                                                         400
2007                                                                         224
2008                                                                         196
Thereafter                                                                   428
                                                                           -----
                                                                           2,184
                                                                           =====

In addition, the Company is also responsible for operating costs and taxes under the operating leases.

(b) LICENSE AGREEMENTS AND RESEARCH COLLABORATIONS:

Effective January 1, 1994, the Company entered into a number of license agreements (the "License Agreements") with Parteq Research and Development Innovations ("Parteq"), the commercialization arm and exclusive worldwide licensee of Queen's University. Pursuant to these agreements, the Company was granted the worldwide exclusive license, with the right to sublicense, to certain technologies, patents and patent applications developed and belonging to Queen's University (the "Intellectual Property") and to develop, make, have made, use, sell and have sold certain products using the Intellectual Property. While Parteq and Queen's University retain the title to the Intellectual Property, the Company, directly or through its subsidiaries, has the exclusive right to exploit the Intellectual Property. All improvement to the Intellectual Property developed or invented by the Company are owned by the Company, directly or through its subsidiaries. Pursuant to the terms of the License Agreements, the Company has agreed to pay certain fees (including milestone payments) and royalties, and to assume all expenses related to the protection of the intellectual property rights. Each of the License Agreements will terminate upon the later of (i) the expiry date of the last-to-expire of the licensed patents or (ii) ten years after its first sales of products that use the license, should no patent be issued.

The Company and its subsidiaries are party to research and license agreements under which they have obtained rights to use certain technologies to develop certain of its product candidates. These agreements impose various milestones, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations and are subject to certain reservations of rights.

(c)  MANAGEMENT SERVICES AGREEMENT:

Payments under a management services agreement with a shareholder-affiliated entity (see note 10 (d)) are as follows: 2004--$960; 2005--$160.

(d)  GUARANTEES:

The Company follows the recommendations of the CICA, accounting Guideline 14, Disclosure of Guarantees, which clarifies disclosure requirements for certain guarantees. The guideline does not provide guidance on nor require the measurement and recognition of a guarantor's liability for obligations under guarantees. The guideline defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another party to pay its indebtedness when due.

At December 31, 2003, the Company is contingently liable for a letter of guarantee granted in favor of a landlord in the amount of $200. A long-term security deposit of $200 is pledged under the letter of guarantee. In addition, the Company has granted a movable hypothec in the amount of $100 under a lease agreement covering the universality of movable property at a leased location.

(e)   LITIGATION:

The Company executed an agreement (the "CTA") with Immtech International, Inc. ("Immtech") of Vernon Hills, Illinois in 2002 pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds. On August 12, 2003, Immtech filed certain legal proceedings with the federal district court for the Southern District of New York, U.S.A., with respect to the agreement.

The parties entered into settlement discussions in September 2003. As settlement did not occur, in January 2004 the Company brought a motion to compel arbitration under the terms of the CTA and stay the judicial proceedings.

The Company continues to vigorously defend against the claims brought by the plaintiffs. The proceedings are at the early stages and the outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.

10. RELATED PARTY TRANSACTIONS:

(a) Included in revenues are amounts received under various agreements with a shareholder, of nil in 2003 (December 31 and June 30) and $2,271 in 2002.

(b) Included in research and development are the following amounts paid to Queen's University at Kingston, under various research agreements:

                                                                               $
PERIOD ENDED:
December 31, 2003                                                              -
June 30, 2003                                                                  5
                                                                             ---
June 30, 2002                                                                295
                                                                             ===

(c) The Company paid Parteq Research and Development Innovations, the following amounts for patent fees in the normal course of operations:

                                                                               $
PERIOD ENDED:
December 31, 2003                                                              -
June 30, 2003                                                                 10
June 30, 2002                                                                 16
                                                                              ==

(d) Under the terms of a management services agreement entered into in March 2003 with Picchio International Inc., a company related to a shareholder, director and officer, and the Company recorded a management fee of $480 (year ended June 2003--$320). In addition, the Company paid $250 in performance incentive fees for the six months ended December 31, 2003 (June 30, 2003--nil).

(e) Legal fees paid to a firm in which a director is a partner were $1,303 (June 30, 2003--$1,208 and June 30, 2002--$298).

(f) Accounts payable and accrued liabilities include balances due to shareholders of $20 (June 2003--$13, June 2002--$47).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. INCOME TAXES:

(a)  Details of the components of income taxes are as follows:

                                                  SIX-MONTH
                                               PERIOD ENDED        YEARS ENDED JUNE 30,
                                               DECEMBER 31,      ------------------------
                                                       2003           2003           2002
                                               ------------        -------        -------
                                                          $              $              $
LOSS BEFORE INCOME TAXES:
Canadian operations                                  (4,120)       (15,974)       (13,475)
Foreign operations                                  (12,653)        (3,644)            --
                                                    -------        -------        -------
                                                    (16,773)       (19,618)       (13,475)
                                                    -------        -------        -------
Basic income tax rate                                    33%            34%            36%
                                                    -------        -------        -------
Computed income tax recovery                         (5,535)        (6,670)        (4,851)

ADJUSTMENT IN INCOME TAXES RESULTING FROM:
Non-recognition of losses                             2,936          6,582          4,851
Difference in tax rate of a foreign subsidiary        2,720            820             --
Permanent differences                                  (121)          (732)            --
                                                    -------        -------        -------
                                                         --             --             --
                                                    =======        =======        =======

(b)  FUTURE INCOME TAXES:

The temporary differences that give rise to future tax assets and liabilities at December 31, 2003 and June 30, 2003 are as follows:

                                                     DECEMBER 31,       JUNE 30,
                                                             2003           2003
                                                     ------------       --------
FUTURE TAX ASSETS:
Patent costs                                               10,012        10,053
Unclaimed scientific research and experimental
  development expenditures for tax purposes                 7,533         5,750
Share issue costs                                           2,171           376
Net operating losses                                        1,874           419
Long-term investment                                          271           271
Other                                                          74             6
                                                          -------       -------
                                                           21,935        16,875
Less: valuation allowance                                 (21,272)      (16,040)
                                                          -------       -------
                                                              663           835
FUTURE TAX LIABILITIES:
Property and equipment, and patent costs                     (663)         (835)
                                                          -------       -------
Net future tax assets                                          --            --
                                                          =======       =======

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and/or tax planning strategies. Since the Company is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.

(c) The Company has the following unclaimed deductions available to reduce future taxable income in Canada:

                                                         FEDERAL          QUEBEC
                                                         -------          ------
                                                               $               $
Research expenditure pool (no expiry)                     31,732           6,202
                                                          ======           =====

The Company also has approximately $5,404 in federal research investment tax credits that can be used to reduce future federal taxes payable and which expire as follows:

                                                                               $
2011                                                                       1,339
2012                                                                       2,251
2013                                                                       1,814
                                                                           -----
                                                                           5,404
                                                                           =====

12. EARNINGS PER SHARE:

(a) BASIC AND DILUTED EARNINGS PER SHARE:

The reconciliation between basic and diluted earnings per share is as follows:

                                                     SIX-MONTH
                                                  PERIOD ENDED            YEARS ENDED JUNE 30,
                                                  DECEMBER 31,        ----------------------------
                                                          2003              2003              2002
                                                  ------------        ----------        ----------
BASIC:
Basic weighted average number of common
  shares outstanding                                26,813,836        21,770,541        18,007,392
                                                    ==========        ==========        ==========
                                                             $                 $                 $
Basic net loss per share                                 (0.63)            (0.90)            (0.75)
                                                    ----------        ----------        ----------
DILUTED:
Basic weighted average number of common
  shares outstanding                                26,813,836        21,770,541        18,007,392
Plus impact of stock options and warrants (1)        4,476,940         2,858,010         1,239,910
                                                    ----------        ----------        ----------
Diluted common shares                               31,290,776        24,628,551        19,247,302
                                                    ==========        ==========        ==========
                                                             $                 $                 $
Diluted net loss per share (1)                           (0.63)            (0.90)            (0.75)
                                                    ==========        ==========        ==========

(1) The impact of stock options and warrants is anti-dilutive because the Company incurred losses in 2003 and 2002. All outstanding options and warrants included in this computation could potentially be dilutive in the future.

(b)  STOCK-BASED COMPENSATION:

Effective July 1, 2002, the Company adopted prospectively the recommendations with respect to the accounting for stock-based compensation and other stock-based payments (see note 2 (m)). If the fair value-based accounting method had been used to account for and measure stock-based compensation costs relating to exempt options granted to employees after July 1, 2002, the net earnings and related earnings per share figures would have been as follows:

                                                         SIX-MONTH
                                                      PERIOD ENDED    YEAR ENDED
                                                      DECEMBER 31,      JUNE 30,
                                                              2003          2003
                                                      ------------    ----------
                                                                $             $
Reported net loss                                         (16,773)      (19,618)
Pro forma adjustments to compensation expense              (1,646)         (718)
                                                          -------       -------
Pro forma net loss                                        (18,419)      (20,336)
                                                          =======       =======

PRO FORMA LOSS PER SHARE:
Basic                                                       (0.69)        (0.93)
Diluted                                                     (0.69)        (0.93)
                                                          =======       =======

The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions:

                                                         SIX-MONTH
                                                      PERIOD ENDED    YEAR ENDED
                                                      DECEMBER 31,      JUNE 30,
                                                              2003          2003
                                                      ------------    ----------
                                                                $             $
Risk free interest rate                                     4.30%          4.68%
Expected volatility                                           36%            61%
Expected life in years                                         7              7
Expected dividend yield                                      NIL            nil
                                                            ====           ====

The following table summarizes the weighted average grant-date fair value per share for options granted during the period ended December 31, 2003 and the year ended June 30, 2003:


                                                                        WEIGHTED
                                                                         AVERAGE
                                                                      GRANT-DATE
                                                         NUMBER OF    FAIR VALUE
                                                           OPTIONS     PER SHARE
                                                         ---------    ----------
STOCK OPTIONS ARE GRANTED AT MARKET PRICE                                      $
AT DATE OF GRANT:
Period ended December 31, 2003                              342,000         9.93
Year ended June 30, 2003                                    909,000         4.66
                                                            =======         ====

Dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations.

13.  STATEMENT OF CASH FLOWS--SUPPLEMENTARY DISCLOSURE:

(a)  CASH AND CASH EQUIVALENTS:

Cash and cash equivalents consist of cash balances with banks and short-term investments:

                                                        DECEMBER 31,    JUNE 30,
                                                                2003        2003
                                                        ------------    --------
                                                                   $          $
Cash balances with banks                                       1,079       2,462
Short-term investments (yielding interest between
    1.06% to 2.75% (June 30, 2003: 3.24% to 3.29%))           13,790       3,988
                                                              ------       -----
                                                              14,869       6,450
                                                              ======       =====

(b)  INTEREST AND INCOME TAXES:

                                                  SIX-MONTH
                                               PERIOD ENDED    YEARS ENDED JUNE 30,
                                               DECEMBER 31,    --------------------
                                                       2003      2003       2002
                                               ------------      ----       ----
                                                         $          $          $
CASH PAID IN THE YEAR FOR:
Interest                                                35         92        143
Income taxes                                            --         --         --
                                                        ==         ==        ===

(c)  NON-CASH TRANSACTIONS:

                                                  SIX-MONTH
                                               PERIOD ENDED    YEARS ENDED JUNE 30,
                                               DECEMBER 31,    --------------------
                                                       2003      2003       2002
                                               ------------      ----       ----
                                                        $          $          $
Disposal of intellectual property to Innodia
  in exchange for an equity interest (note 4)           --      3,830         --

Additions to property and equipment and patent
  costs included in accounts payable and accrued
  liabilities at year-end                              406        590        523
                                                       ===        ===        ===

14.  SEGMENT DISCLOSURES:

(a)  BUSINESS SEGMENT:

The Company operates in one business segment, namely the development and commercialization of innovative therapeutics for neurological disorders. The Company's operations are conducted principally in Canada.

(b)  INFORMATION ABOUT MAJOR CUSTOMERS:

All of the Company's revenues in 2002 were derived from one customer (see note 10 (a)).

(c) PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS (PATENT COSTS) BY GEOGRAPHIC AREA ARE AS FOLLOWS:

                                                         DECEMBER 31,   JUNE 30,
                                                                 2003       2003
                                                         ------------   --------
                                                                    $          $
Canada                                                         4,599      4,070
Europe                                                         2,882      2,586
                                                               -----      -----
                                                               7,481      6,656
                                                               =====      =====

15.  FINANCIAL INSTRUMENTS:

(a)  FAIR VALUE DISCLOSURE:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying value of its short-term financial assets and liabilities, including cash and cash equivalents, grants receivable, sales taxes receivable, interest and other receivables, research tax credits receivable as well as accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments.

Marketable securities are comprised of fixed income instruments with a high credit rating (not less than R1 (mid) rating). As at December 31, 2003, the weighted average effective interest rate of the marketable securities is approximately 1.71% (June 30, 2003--3.25%). The fair market value of the marketable securities amounts to $62,726 as at December 31, 2003 ($9,947 as at June 30, 2003).

The fair value of obligations under capital leases, calculated at the present value of future contractual payments of principal and interest, discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, approximates their carrying value.

(b)  CREDIT RISK:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of marketable securities. The Company has adopted an investment policy that ensure the safety and preservation of principal, that ensure the Company's liquidity needs are met and that optimize yields. Authorized investments include bankers' acceptances, bearer deposit notes, corporate and government bonds, certificates of deposit, commercial paper and treasury bills, and shall not exceed 10% per issuer.

(c)  FOREIGN CURRENCY RISK MANAGEMENT:
A substantial portion of the Company's revenues from research contracts and milestone payments in prior years, as well as expenses, are denominated in US dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the US dollar. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company's operating results.

(d)  INTEREST RATE RISK:

The Company's exposure to interest rate risk is as follows:

Cash and cash equivalents                                    Fixed interest rate
Marketable securities                                        Fixed interest rate
Obligations under capital leases                             Fixed interest rate

16.   CANADIAN/US REPORTING DIFFERENCES:

(a)   CONSOLIDATED STATEMENTS OF OPERATIONS:

The reconciliation of earnings reported in accordance with Canadian GAAP with US GAAP is as follows:


                                       SIX-MONTH                                CUMULATIVE
                                    PERIOD ENDED        YEARS ENDED JUNE 30,         SINCE
                                    DECEMBER 31,        --------------------  INCEPTION OF
                                            2003          2003          2002    OPERATIONS
                                    ------------        ------       -------  ------------
                                              $             $             $             $
Net loss in accordance with
  Canadian GAAP                         (16,773)      (19,618)      (13,475)      (74,838)

ADJUSTMENT FOR:
Stock-based compensation costs (1)           (8)          (83)         (111)       (1,975)
Long-term investment (2)                   (771)           --            --          (771)
                                        -------       -------       -------       -------
Net loss in accordance with
  US GAAP                               (17,552)      (19,701)      (13,586)      (77,584)
                                        =======       =======       =======       =======
LOSS PER SHARE UNDER US GAAP:
Basic and diluted                         (0.65)        (0.90)        (0.75)
                                        =======       =======       =======       =======

The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share is the same amount as the one used for Canadian GAAP purposes.

(b)  CONSOLIDATED BALANCE SHEETS:

A reconciliation of balance sheet items in accordance with Canadian GAAP with US GAAP is as follows:

(i)  Share capital:

                                                                JUNE 30,
                                      DECEMBER 31,      ------------------------
                                              2003           2003           2002
                                      ------------      ---------      ---------
                                                 $              $              $
Share capital, Canadian GAAP               173,930         87,482         69,501

ADJUSTMENT FOR:
Share issue costs (3)                      (11,527)        (4,714)        (4,177)
                                           -------         ------         ------
Share capital, US GAAP                     162,403         82,768         65,324
                                           =======         ======         ======

(ii) Additional paid-in capital:

                                                                JUNE 30,
                                          DECEMBER 31,  ------------------------
                                                 2003        2003           2002
                                         ------------   ---------      ---------
                                                 $              $              $
Additional paid-in capital, Canadian GAAP          --          --             --
ADJUSTMENT FOR:
Stock-based compensation (1):
    Current year                                    8          83            111
    Cumulative effect of prior years            1,693       1,610          1,499
                                                -----       -----          -----
Additional paid-in capital, US GAAP             1,701       1,693          1,610
                                                =====       =====          =====

(iii) Deficit:


                                                                                  DECEMBER 31,                  JUNE 30,
                                                                                  -----------          -----------------------------
                                                                                     2003                2003                2002
                                                                                  ---------            --------           --------
                                                                                         $                   $                   $
Deficit, Canadian GAAP                                                             (86,365)            (62,779)            (42,624)
ADJUSTMENT FOR:
Stock-based compensation (1):
    Current year                                                                        (8)                (83)               (111)
    Cumulative effect of prior years                                                (1,693)             (1,610)             (1,499)
                                                                                  --------            --------            --------
                                                                                    (1,701)             (1,693)             (1,610)

Long-term investment (2)                                                              (771)                  -                   -

Share issue expenses (3)                                                            11,527               4,714               4,177
                                                                                  --------            --------            --------
Deficit, US GAAP                                                                   (77,310)            (59,758)            (40,057)
                                                                                  ========            ========            ========

      (1) Stock-based compensation:

      Employees

      For US GAAP purposes, the Company has elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference, if any, between the quoted market price of the stock as at the grant date and the amount the individual must pay to acquire the stock. The Company recorded a compensation expense of $8 (June 30, 2003--$83; June 30, 2002--$111) in respect of options granted to employees prior to the Company's initial public offering at prices other than the quoted market price at date of grant.

      (2) Long-term investment:

      For US GAAP purposes, the Company's long-term investment would be considered a variable interest entity (VIE) as defined in FIN46R, Consolidation of Variable Interest Entities. An enterprise consolidates a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the VIE's expected returns if they occur, or both. The Company's long-term investment represents a holding, the sole purpose of which is to hold the investment in Innodia Inc. The maximum amount at risk for the Company is the Company's carrying value of the investment. For Canadian GAAP, similar guidance has been issued, but is only effective for fiscal years beginning on or after November 1, 2004.

      (3) Share issue costs:

      For US GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of share capital. For Canadian GAAP purposes, share issue costs were charged to the deficit.

EXECUTIVE MANAGEMENT                  BOARD OF DIRECTORS

DR. FRANCESCO BELLINI                 DR. FRANCESCO BELLINI
Chairman and                          Chairman and
Chief Executive Officer               Chief Executive Officer

DR. PHILIPPE CALAIS                   DR. COLIN BIER
President                             Consultant

MR. CLAUDE MICHAUD                    MR. RICHARD CHERNEY
Senior Vice President,                Co-managing partner,
Finance & Chief Financial Officer     Davies Ward Phillips & Vineberg LLP

DR. DENIS GARCEAU                     MR. PETER KRUYT
Vice President,                       Vice President,
Drug Development                      Power Corporation of Canada

DR. FRANCINE GERVAIS                  DR. FREDERICK H. LOWY
Vice President,                       Rector and Vice-Chancellor,
Research and Development              Concordia University

DR. LISE HEBERT                       MR. JOHN P. MOLLOY
Vice President,                       President and
Corporate Communications              Chief Executive Officer
                                      Parteq Research and
MS. CHRISTINE LENNON                  Development Innovations,
Vice President,                       Queen's University
Business Development

MS. JUDITH PAQUIN                     MR. RONALD M. NORDMANN
Vice President,                       Co-President,
Human Resources                       Global Health Associates, LLC

MR. DAVID SKINNER                     MR. GRAEME K. RUTLEDGE
Director, Legal Affairs,              Consultant
General Counsel and
Corporate Secretary                   DR. EMIL SKAMENE
                                      Scientific Director,
                                      McGill University Health Centre

SCIENTIFIC ADVISORY BOARD              CLINICAL ADVISORY BOARDS

Activities of our research             Internationally renowned
and development team are               clinical experts are
regularly reviewed by our              collaborating in the
Scientific Advisory Board              development and implementation
(SAB). Members include                 of our clinical trials for
internationally recognized             Fibrillex(TM), Alzhemed(TM)
scientists working in the              and Cerebril(TM). The following
fields of Alzheimer's Disease,         are the members of our
amyloid and neurology:                 Clinical Advisory Boards:

DR. HOWARD FILLIT                      FIBRILLEX(TM)                            ALZHEMED(TM)
Chairman of the SAB,
the Institute for                      DR. ALAN COHEN                           DR. PAUL AISEN
the Study of Aging,                    Editor-in-Chief,                         Georgetown University
New York, United States                Amyloid the Journal of                   Medical Center,
                                       Protein Folding Disorders                Washington D.C.,
DR. ALEX ROHER                                                                  United States
Sun Health Research Institute,         DR. PHILIP HAWKINS
Sun City, United States                Royal Free Hospital,                     DR. HOWARD CHERTKOW
                                       London, United Kingdom                   Lady Davis Institute for
                                                                                Medical Research,
DR. JACK GAULDIE                                                                Montreal, Canada
McMaster University                    DR. BOUKE HAZENBERG
Medical Centre,                        Groningen University Hospital,           DR. STEVEN FERRIS
Hamilton, Canada                       Netherlands                              New York University
                                                                                School of Medicine,
                                       DR. MARTHA SKINNER                       New York, United States
                                       Boston University
                                       School of Medicine,                      DR. SERGE GAUTHIER
                                       United States                            McGill University Center
                                                                                for Studies in Aging,
                                       CEREBRIL(TM)                             Montreal, Canada

                                       DR. CLIVE BALLARD                        DR. SIMON LOVESTONE
                                       Newcastle General                        Institute of Psychiatry,
                                       Hospital, Newcastle-upon-Tyne,           London, United Kingdom
                                       United Kingdom
                                                                                DR. JOHN MORRIS
                                       DR. FRANZ FAZEKAS                        Washington University
                                       Karl-Franzens University,                School of Medicine,
                                       Graz, Austria                            St-Louis, United States

                                       DR. STEVEN GREENBERG                     DR. BRUNO VELLAS
                                       Massachusetts General Hospital,          Toulouse Geriatric Alzheimer's
                                       Boston, United States                    Center, France

                                       DR. VLADIMIR HACHINSKY
                                       University of Western Ontario,
                                       London, Canada

                                       DR. RALPH SACCO
                                       Columbia University,
                                       New York, United States

[Logo]

NEUROCHEM INC.

7220 Frederick-Banting Street
Suite 100, Saint-Laurent
Quebec, Canada H4S 2A1

Telephone: (514) 337-4646
Toll-free: 1 888 337-4646
Fax: (514) 337-5339
E-mail: info@neurochem.com
Website: www.neurochem.com

CORPORATE GOVERNANCE                                          STOCK LISTING

Neurochem believes that sound corporate governance            NASDAQ NATIONAL MARKET
practices are important to all of its stakeholders.           Symbol: NRMX
As a company listed on both the TSX and NASDAQ, the
Board of Directors has recently undertaken a                  TORONTO STOCK EXCHANGE (TSX)
comprehensive review of Neurochem's corporate                 Symbol: NRM
governance practices to keep pace with the changing
environment in both Canada and the United States.             ANNUAL GENERAL MEETING
Please refer to the management proxy circular
for more information on the overall structure of the          The annual general meeting will be held
Board and its committees and for details of Neurochem's       at 10:00 a.m. on may 19, 2004 at
corporate governance practices.                               the Montreal Museum of Fine Arts - at the
                                                              Maxwell Cummings Auditorium of the Pavilion
AUDITORS                                                      Michal and Renata Hornstein 1379 Sherbrooke
                                                              Street West, Montreal, Quebec
KPMG LLP
2000 McGill College Ave.,                                     Ce rapport est disponible en francais.
Suite 1900, Montreal, Quebec
H3A 3H8                                                       Graphic Design:

TRANSFER AGENTS                                               DESJARDINS DESIGN MARKETING
                                                              (www.desjardins-design.com)
COMPUTERSHARE TRUST                                           Printed in Canada
COMPANY OF CANADA

1500 University Street
Suite 700, Montreal, Quebec
H3A 3S8

                                                                         Cover 3

NEUROCHEM INC.

7220 Frederick-Banting Street, Suite 100
Saint-Laurent, Quebec, Canada H4S 2A1
Telephone: (514) 337-4646
Toll-Free: 1 888 337-4646 Fax: (514) 337-5339
E-mail: info@neurochem.com
Website: www.neurochem.com

                                                                         Cover 4